UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN CONSENT STATEMENT
SCHEDULE 14A INFORMATION

Consent Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

(Amendment No. )

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

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☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

OFFICE DEPOT, INC.
(Name of Registrant as Specified in Its Charter)

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
STARBOARD VALUE AND OPPORTUNITY S LLC
STARBOARD VALUE LP
STARBOARD VALUE GP LLC
STARBOARD PRINCIPAL CO LP
STARBOARD PRINCIPAL CO GP LLC
JEFFREY C. SMITH
MARK R. MITCHELL
PETER A. FELD
T-S CAPITAL PARTNERS, LLC
ROBERT TELLES
JAMES P. FOGARTY
CYNTHIA T. JAMISON
ROBERT L. NARDELLI
DAVID N. SIEGEL
JOSEPH S. VASSALLUZZO

(Name of Persons(s) Filing Consent Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 17, 2013

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

___________________, 2013

Dear Fellow Office Depot Stockholder:

Starboard Value and Opportunity Master Fund Ltd (“Starboard V&O Fund”) and the other participants in this solicitation (collectively, “Starboard” or “we”) are the beneficial owners of an aggregate of 42,284,089 shares of common stock, $0.01 par value per share (the “Common Stock”), of Office Depot, Inc., a Delaware corporation (“Office Depot” or the “Company”), representing approximately 14.8% of the outstanding shares of Common Stock of the Company.  Through the enclosed Consent Statement, we are soliciting your consent for a number of proposals, the ultimate effect of which would be, if we are successful, to remove three current members of the Board of Directors of Office Depot (the “Board”) and to elect to the Board four highly qualified director nominees that we have identified.  By providing your consent, you will help to enable the proposals we have made to reconstitute the Board succeed. We urge all stockholders to support this effort.

We believe the Board must be reconstituted at this critical time for Office Depot to help ensure that the best interests of stockholders are protected.  The individuals we have nominated are highly qualified, capable and ready to serve stockholders to help Office Depot address the challenges ahead and evaluate open-mindedly all alternative strategies to make Office Depot a stronger, more profitable, and ultimately more valuable company.

We understand that undertaking a consent solicitation is a rather extraordinary action for seeking board representation.  Unfortunately, since the Board has been unwilling to work constructively with us to add any of our highly qualified director candidates to the Board and has informed us that it has no plans to hold its 2013 annual meeting of stockholders (the “2013 Annual Meeting”) prior to the vote later this year on the proposed merger with OfficeMax Incorporated (“OfficeMax” and the proposed merger, the “OfficeMax Merger”), the consent solicitation is the only alternative available to us at this time for providing stockholders the opportunity to elect directors whom they believe will serve and protect their best interests in the boardroom.

Starboard is an investment management firm that seeks to invest in undervalued and underperforming public companies.  Our approach to such investments is to actively engage and work closely with management teams and boards of directors in a constructive manner to identify and execute on opportunities to unlock value for the benefit of all stockholders. Starboard has established a strong track record of creating stockholder value at many public companies over the past ten years.

Since our initial investment in Office Depot, we have conducted extensive due diligence on the Company and each of its business units; we have carefully analyzed the Company’s operating and financial performance; and we have reviewed the competitive landscape in the office supply superstore (OSS) sector in which the Company operates.  We have strong views regarding the current state and future direction of Office Depot and how to create substantial value for stockholders.  Through four public letters and numerous private communications, we have demonstrated the causes for our concerns with Office Depot and have clearly articulated our views on the challenges Office Depot faces, and the future opportunities it can hope to capture.  Unfortunately, there has been little progress in addressing the issues we have identified, and instead the Board has exhibited a closed-minded approach by adopting a 15% “poison pill” plan and failing to pursue opportunities to maximize the value of its joint venture interest in Office Depot de Mexico.  Starboard has repeatedly set forth in letters to the Board and other communications its strong belief that Office Depot’s joint venture interest in Office Depot de Mexico has substantial hidden value and it is incumbent upon the Board to monetize the asset’s value for the benefit of stockholders.  To date, the Board has not reached a definitive agreement for the sale of the asset.

The period between now and the vote to approve the OfficeMax Merger is a critical time for the future of the Company.  Now more than ever, Office Depot needs a stronger, independent Board to protect the interests of Office Depot’s stockholders.  We strongly believe that any benefits contemplated by the OfficeMax Merger, if approved, will be most fully realized through the effective guidance of a significantly reconfigured Board. In our view, a newly reconstituted Board that possesses the appropriate skill sets to oversee a turnaround of Office Depot with a goal of substantially improving operating performance is necessary, whether as a stand-alone company or as a merged company.

Stockholders cannot afford to simply continue with the status quo and hope for improved results down the road if the Company is merged.  Instead, now is the time to act to immediately improve the current operating performance of the business on a stand-alone basis and to be in position to maximize the longer term synergies with OfficeMax if the OfficeMax Merger is approved.

While we are in favor of the OfficeMax Merger, we have made it clear to the Board over the past several months that we are uncomfortable with the execution and experience of the Board as currently composed.  We believe it is critically important to substantially improve the Board as soon as possible.  There is always a chance that the OfficeMax Merger may not be consummated, and Office Depot should not wait to plan and build a strategy for a far improved company.   To that end, we have made every effort to work constructively with the Board to reconstitute, or even just add to, the Board with a group of highly qualified director candidates.   Despite the Board’s continued indications that it wishes to work with us to address our concerns, there has been little-to-no progress in our discussions to date.

It has also become clear to us that the Board intends to continue to delay holding the Company’s 2013 Annual Meeting.  We note that the Company held its 2012 annual meeting on April 26, 2012 and has held its annual meeting during the latter half of April for at least the past six years. We also note that in contrast to Office Depot, OfficeMax has set an annual meeting date of April 29, 2013, consistent with its previous years’ annual meetings, and has already filed its proxy materials. Office Depot’s stockholders deserve the opportunity now, without further delay, to elect the directors they want to represent their best interests (i) during the pendency of the OfficeMax Merger, (ii) in selecting the future CEO of the Company and (iii) in selecting the directors who would be eligible to serve on the pro forma board should the OfficeMax Merger be approved.

This consent solicitation is, therefore, a last resort means to allow stockholders to elect their representation on the Board without further delay.  We are seeking your support for the removal of four current directors of Office Depot, [___________],[___________],[___________] and [___________], and the election of our four nominees, [___________],[___________],[___________] and [___________].  We hope it is clear to you that the extraordinary action of launching this consent solicitation in this situation is frustrating for us and was not at all our preference, but represents the only way to effect the much-needed change in the Office Depot boardroom.

Also, while it appears that we are seeking the removal of four current directors, we note that one of the directors we are seeking to remove is a BC Partners Designee (as defined below) and pursuant to the terms of the Investor Rights Agreement, dated as of June 23, 2009, among the Company, BC Partners, Inc. (together with its affiliates, “BC Partners”) and certain funds advised by BC Partners (the “Investor Rights Agreement”), the Board is required to promptly elect to the Board a replacement director designated by BC Partners in the event of the death, disability, resignation or removal of any BC Partners Designee.  Therefore, the net effect of our proposals, if approved by stockholders, will be to remove three current members of the Board and to elect our four highly qualified director nominees to the Board.

The Board is currently composed of ten directors, all of whom are elected annually and three of whom are designated by BC Partners pursuant to the terms of the Investor Rights Agreement and the Certificates of Designations of the Company’s Preferred Stock held by BC Partners (the “Preferred Stock”).  Under the terms of the Investor Rights Agreement, for so long as BC Partners’ ownership percentage is at 5%, 10% and 15% of the outstanding voting securities of the Company, BC Partners has the right to nominate for election to the Board one, two and three directors, respectively, (the “BC Partners Designees” and each, a “BC Partners Designee”).  According to publicly disclosed information, BC Partners is currently entitled to nominate three BC Partners Designees.  Furthermore, pursuant to the Investor Rights Agreement and the Certificates of Designations of the Preferred Stock, in the event of the removal of a BC Partners Designee, BC Partners has the sole ability to fill the resulting vacancy.  We are seeking to remove one of the BC Partners Designees on the Board, [__________].  Accordingly, we believe that if Starboard is successful in removing [___________], then BC Partners will have the right to designate a replacement director to serve as the BC Partners Designee on the Board.  If stockholders approve all the other proposals, the Board size will be increased to eleven members and our four nominees will be elected to the Board.

We do not believe that the current Board has served the best interests of the Company’s stockholders, and we do not have confidence in the ability of the current Board to improve the Company’s operating performance and enhance stockholder value.  Without change to the current Board, we also fear that the Company’s intrinsic value may continue to sharply deteriorate under the continued stewardship of the current Board.  From 2007 to 2012, Office Depot’s revenue has declined from $15.5 billion to $10.7 billion.  Over that same time, general and administrative expenses have increased from $646 million to $673 million.  This has caused adjusted operating income to decline from $522 million to $97 million in 2012.  With the right Board leadership and improved oversight, we believe significant opportunities exist to greatly improve operating performance and enhance stockholder value.

If elected to the Board, our nominees, subject to their fiduciary duties as directors, will work with the other members of the Board to explore more vigorously all opportunities to enhance stockholder value, including, but not limited to, adjusting operating expenses to appropriately reflect current business prospects, applying more stringent methods for allocating capital to growth initiatives, fully evaluating each of the Company’s business segments to identify financial and strategic opportunities for value creation, and any other opportunities to unlock value that the nominees may identify.

We urge you to carefully consider the information contained in the attached Consent Statement and then support our efforts by signing, dating and returning the enclosed WHITE consent card today.  The attached Consent Statement and the enclosed WHITE consent card are first being furnished to the stockholders on or about _________ __, 2013.   We urge you not to sign any revocation of consent card that may be sent to you by Office Depot.  If you have done so, you may revoke that revocation of consent by delivering a later dated WHITE consent card to Starboard Value LP, in care of Okapi Partners, which is assisting us, at their address listed on the following page, or to the principal executive offices of Office Depot.

If you have any questions or require any assistance with your consent, please contact Okapi Partners LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support.

/s/ Jeffrey C. Smith

Jeffrey C. Smith
Starboard Value and Opportunity Master Fund Ltd

If you have any questions, require assistance in voting your WHITE consent card, or need additional copies of Starboard’s consent materials,
please contact Okapi Partners at the phone numbers or email listed below.

OKAPI PARTNERS LLC 437 Madison Avenue, 28th Floor New York, N.Y. 10022 (212) 297-0720 Stockholders Call Toll-Free at: 877-869-0171 E-mail: info@okapipartners.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 17, 2013

OFFICE DEPOT, INC.
_________________________

CONSENT STATEMENT
OF
STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE CONSENT CARD TODAY

Starboard Value and Opportunity Master Fund Ltd (“Starboard V&O Fund”), Starboard Value and Opportunity S LLC (“Starboard LLC”), Starboard Value LP (“Starboard Value LP”), Starboard Value GP LLC (“Starboard Value GP”), Starboard Principal Co LP (“Principal Co”), Starboard Principal Co GP LLC (“Principal GP”), Jeffrey C. Smith, Mark R. Mitchell, and Peter A. Feld (collectively, “Starboard” or “we”) are significant stockholders of Office Depot, Inc., a Delaware corporation (“Office Depot” or the “Company”), owning approximately 14.8% of the outstanding shares of common stock, $0.01 par value per share (the “Common Stock”), of the Company.  We are seeking to change a meaningful minority of the Board of Directors of the Company (the “Board”) because we believe that the Board must be significantly and immediately reconstituted so that the interests of the stockholders, the true owners of Office Depot, are more appropriately represented in the boardroom.

A solicitation of written consents is a process that allows a company’s stockholders to act by submitting written consents to any proposed stockholder actions in lieu of voting in person or by proxy at an annual or special meeting of stockholders. We are soliciting written consents from the holders of shares of the Common Stock to take the following actions (each, as more fully described in this Consent Statement, a “Proposal” and together, the “Proposals”), in the following order, without a stockholders’ meeting, as authorized by Delaware law:

Proposal No. 1 – Repeal any provision of the Amended and Restated Bylaws of Office Depot (“the Bylaws”) in effect at the time this proposal becomes effective, including any amendments thereto, which were not included in the Bylaws that became effective on February 22, 2013 and were filed with the Securities and Exchange Commission (the “SEC”) on that date (the “Bylaw Restoration Proposal”);

Proposal No. 2 – Remove without cause four members of the Board, __________, _________, __________ and _________, a designee of BC Partners, Inc., including any person (other than those elected by this consent solicitation) elected or appointed to the Board to fill any vacancy on the Board or any newly-created directorships after ________ __, 2013 and prior to the effectiveness of the Proposals (the “Removal Proposal”);

Proposal No. 3 – Amend Article III, Section 4 of the Bylaws, as set forth on Schedule III to this Consent Statement, to provide that any vacancies on the Board resulting from the removal of directors by the stockholders of Office Depot may be filled by the stockholders of the Company (the “Vacancy Proposal”);

Proposal No. 4 – Amend Article III, Section 2 of the Bylaws, as set forth on Schedule IV to this Consent Statement, to provide that the number of directors which shall constitute the Board may be established by the stockholders of the Company (the “Board Size Bylaw Proposal”);

Proposal No. 5 – In the event that the BC Partners director is removed pursuant to Proposal No. 2, increase the size of the Board to eleven members (the “Board Size Proposal”); and

Proposal No. 6 –Elect Starboard’s four nominees, __________, _________, __________ and _________, to serve as directors of Office Depot (or, if any such nominee is unable or unwilling to serve as a director of the Company, any other person designated as a nominee by the remaining nominee or nominees) (the “Starboard Nominees” or the “Nominees”) (the “Election Proposal”).

This Consent Statement and the enclosed WHITE consent card are first being sent or given to the stockholders of Office Depot on or about _________ __, 2013.

We are soliciting your consent in favor of the adoption of the Removal Proposal, the Vacancy Proposal, the Board Size Bylaw Proposal, the Board Size Proposal and the Election Proposal because we believe Office Depot stockholders will be best served by directors who are committed to safeguarding and promoting the best interests of all Office Depot stockholders.  In addition, we are also soliciting your consent in favor of the adoption of the Bylaw Restoration Proposal to ensure that the incumbent Board does not limit the effect of your consent to the removal of the incumbent members of the Board and the election of the Nominees through changes to the Bylaws not filed with the SEC on or before February 22, 2013.

The effectiveness of each of the Proposals, except the election of directors in Proposal 6, requires the affirmative consent of the holders of record of a majority of the shares of outstanding voting securities as of the close of business on the Record Date. Each Proposal will be effective without further action when we deliver to Office Depot such requisite number of consents. The Bylaw Restoration Proposal, the Removal Proposal, the Vacancy Proposal and the Board Size Bylaw Proposal are not subject to, or conditioned upon, the effectiveness of the other Proposals.  Proposal No. 5, referred to as the Board Size Proposal, is conditioned upon the BC Partners director being removed pursuant to the Removal Proposal and the approval of the Board Size Bylaw Proposal.  Proposal No. 6 to elect the Starboard Nominees is conditioned, in part, upon the effectiveness of the Removal Proposal. If none of the members of (or appointees to) the Board is removed pursuant to the Removal Proposal, and there are no vacancies to fill, none of the Starboard Nominees can be elected pursuant to Proposal No. 6.  If fewer than four directors are removed pursuant to the Removal Proposal and there are more Starboard Nominees receiving a plurality of consents than there are vacancies existing after the Removal Proposal, then Starboard intends to fill the vacancies in the following order; __________, __________, _________, and _________.  Furthermore, if all of the directors are removed pursuant to the Removal Proposal, but either of the Board Size Bylaw Proposal or the Board Size Proposal are not approved, then stockholders will only be able to elect three Nominees pursuant to the Election Proposal.

On ________ __, 2013, Starboard delivered to the Secretary of Office Depot a written request for the Board to fix a record date in accordance with the Bylaws for determining stockholders entitled to give their written consent to the Proposals (the “Record Date”).  According to the Company, as of the Record Date, there were ________ shares of Common Stock outstanding, each of which is entitled to one consent on each Proposal.  In addition, according to the Company, as of the Record Date, there were ________ shares of 10% Series A Redeemable Convertible Participating Perpetual Preferred Stock, par value $0.01 per share and _______ shares of 10% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock, par value $0.01 per share (together, the “Preferred Stock”), outstanding which in the aggregate are entitled to __________ consents.

In addition, none of the Proposals will be effective unless the delivery of the written consents complies with Section 228(c) of the Delaware General Corporation Law (“DGCL”). For the Proposals to be effective, properly completed and unrevoked written consents must be delivered to Office Depot within 60 days of the earliest dated written consent delivered to Office Depot. Starboard delivered a written consent to Office Depot on ________ __, 2013. Consequently, by ________ __, 2013, Starboard will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the outstanding voting securities as of the close of business on the Record Date.  We intend to set ________ __, 2013 as the goal for submission of written consents.

WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT.

Starboard reserves the right to submit to Office Depot consents at any time within 60 days of the earliest dated written consent delivered to Office Depot. See “Consent Procedures” for additional information regarding such procedures.

As of _________ __, 2013, Starboard, together with the Nominees and certain other members of its Section 13(d) group, is the beneficial owner of an aggregate of [42,284,089] shares of Common Stock, representing approximately [14.8%] of the outstanding shares of Common Stock of the Company.  Starboard intends to express consent in favor of the Proposals with respect to all of such shares of Common Stock.

As of the Record Date, there were ______ shares of Common Stock outstanding and ______ shares of Preferred Stock outstanding, as reported in _______________, filed with the SEC on _______________.  The mailing address of the principal executive offices of Office Depot is 6600 North Military Trail, Boca Raton, Florida 33496.

The failure to sign and return a consent will have the same effect as voting against the Proposals. Please note that in addition to signing the enclosed WHITE consent card, you must also date it to ensure its validity.

THIS CONSENT SOLICITATION IS BEING MADE BY STARBOARD AND NOT BY OR ON BEHALF OF THE COMPANY.STARBOARD URGES YOU TO SIGN, DATE AND RETURN THE WHITE CONSENT CARD IN FAVOR OF THE PROPOSALS DESCRIBED HEREIN

Important Notice Regarding the Availability of Consent Materials for this Consent Solicitation

This Consent Statement is available at ________________

IMPORTANT

PLEASE READ THIS CAREFULLY

If your shares of Common Stock are registered in your own name, please submit your consent to us today by signing, dating and returning the enclosed WHITE consent card in the postage-paid envelope provided.

If you hold your shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the Proposals to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to consent provided on the enclosed WHITE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE consent card. Starboard urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Starboard Value LP, c/o Okapi Partners LLC, 437 Madison Avenue, 28th Floor, New York, NY 10022 so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Execution and delivery of a consent by a record holder of shares of Common Stock will be presumed to be a consent with respect to all shares held by such record holder unless the consent specifies otherwise.

Only holders of record of voting securities of the Company as of the close of business on the Record Date will be entitled to consent to the Proposals. If you are a stockholder of record as of the close of business on the Record Date, you will retain your right to consent even if you sell your shares of Common Stock after the Record Date.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. ABSTENTIONS, FAILURES TO CONSENT AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT.

If you have any questions regarding your WHITE consent card,

or need assistance in voting your Shares, please call:

OKAPI PARTNERS LLC 437 Madison Avenue, 28th Floor New York, N.Y. 10022 (212) 297-0720 Stockholders Call Toll-Free at: 877-869-0171 E-mail: info@okapipartners.com

BACKGROUND TO THE SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation.

•	Between June 2012 and September 2012, representatives of Starboard had conversations with the investor relations personnel of Office Depot to discuss the business fundamentals.

•
On September 5, 2012, representatives of Starboard met with Office Depot’s Chairman of the Board and CEO, Neil Austrian, and other members of Office Depot’s management team at a Goldman Sachs conference to discuss the business fundamentals.

•
On September 17, 2012, Starboard disclosed a 13.3% interest in Office Depot and delivered a letter to Office Depot’s Chairman and CEO, Neil Austrian, and the Board (the “September 17 Letter”).  Starboard’s comprehensive letter demonstrated that based on its detailed research and analysis, Office Depot is deeply undervalued and a substantial opportunity exists to improve its performance and valuation based on actions that are within the control of the Board and management team.  Starboard outlined a number of opportunities to meaningfully improve operating performance and dramatically increase EBITDA.  The letter stated that the Company could achieve substantial margin improvement by, among other things: (i) meaningfully reducing general and administrative (“G&A”) expenses to historical G&A expense-to-sales and G&A expense per store ratios; (ii) significantly lowering advertising expenses, which are substantially higher than peer levels and do not appear to be generating an adequate return on advertising dollars invested; (iii) increasing the mix of higher-margin services in its North American Retail Division, which carry gross margins two times greater than its average store gross margin; (iv) increasing private label direct sourced penetration of stock-keeping units (SKUs), which carries significantly higher gross margins than sourcing through an agent; (v) reducing the number of SKUs in order to lower procurement expense; (vi) downsizing to smaller store formats to drive substantially higher operating margins; and (vii) increasing the mix of significantly higher-margin small-to medium-sized business customers in the Company’s North American Business Solutions Division.  Starboard further estimated that Office Depot de Mexico, a non-core and highly profitable 50/50 joint venture (the “JV Interest”) between the Company and Gigante S.A.B. de C.V. (“Gigante”), which is not consolidated in the Company’s financial statements, could be worth more than 50% of Office Depot’s entire enterprise value.  Starboard stressed that management must act with a sense of urgency and discipline to reduce expenses and execute on strategic initiatives and expressed its hope for constructive dialogue with the Board and senior management to address the challenges and opportunities facing Office Depot, and to help ensure that it is run with the best interests of all stockholders as the primary objective.

•
On October 2, 2012, Jeff Smith, CEO of Starboard Value, had a conversation with Neil Austrian, in the course of which Mr. Smith expressed Starboard’s desire to constructively work with the Company and help it unlock value for stockholders.

•	On October 12, 2012, in an amendment to its Schedule 13D, Starboard disclosed aggregate ownership of 42,100,000 shares of Common Stock, or 14.8% of the outstanding shares of Common Stock.

•	On October 30, 2012, the Company announced that effective October 24, 2012, the Board had adopted a “poison pill” rights plan (the “Poison Pill”) with a 15% ownership limitation.

•
On November 7, 2012, representatives of Starboard met with members of the Board at the Company’s executive headquarters in Boca Raton, Florida.  During the meeting, Starboard discussed with the Board the challenges facing the Company and its views on how to improve profitability and unlock value for stockholders.

•
On November 16, 2012, Starboard delivered a letter to the independent members of the Board (the “November 16 Letter”).  In the letter, Starboard denounced the adoption by the Board of the Poison Pill.  Starboard outlined in the letter its belief that the effect of the Poison Pill is to preserve and entrench the Board by limiting the influence of stockholders over Board composition and other matters, while allowing the Board to maintain and increase its effective voting control over the Company.  Specifically, Starboard explained how the Poison Pill, when taken together with the voting agreement provisions under the Investor Rights Agreement, dated as of June 23, 2009 (the “Investor Rights Agreement”) with BC Partners, Inc. (together with its affiliates, “BC Partners”), effectively provides the Board with current voting authority over securities representing in excess of 22% of the securities eligible to vote while limiting common stockholders to economic ownership of only 15% and maximum voting authority of only 11.7%.  Further, Starboard highlighted specific exemptions under the Poison Pill that allow the Board to further increase its effective voting authority while at the same time diluting common stockholders’ voting authority.  One such exemption paves the way for the Board to continue to pay in-kind quarterly dividends to BC Partners on its Preferred Stock.  Another exemption permits BC Partners to acquire another 2% of common shares.  Starboard found these exemptions particularly egregious since BC Partners is required by the Investor Rights Agreement to vote with the Board on the election of directors and other matters that are up for stockholder vote.  Starboard called on the Board to immediately: (i) take any actions necessary to ensure that BC Partners’ preferred stock votes on a pro-rata basis in accordance with all stockholders, not solely in accordance with the recommendation of the Board; and (ii) revoke the ill-advised Poison Pill.

•
On December 4, 2012, representatives of Starboard met with members of the management team of Office Depot at the Company’s executive headquarters.  During the meeting, Starboard discussed the challenges facing the Company and its views on how to improve profitability and unlock value for stockholders.  Starboard also expressed its continued desire to work constructively with the Company for the benefit of all stockholders.

•
During the months of December 2012 through February 2013, Mr. Smith had several discussions with members of the Board.  During those discussions, Mr. Smith stated his views on how to unlock value for stockholders.  Mr. Smith also expressed his willingness to join the Board alone because Starboard believed his experience and interest in Office Depot could be valuable in the event that the Board were to undertake any potential negotiations with either OfficeMax Incorporated (“OfficeMax”) or relating to the JV Interest.

•
On January 24, 2013, the Company announced that following discussions with Starboard the Board has amended and restated the Company’s Bylaws to extend the deadline for stockholders to nominate candidates for election to the Board at the 2013 Annual Meeting to the close of business on February 25, 2013.

•
On February 20, 2013, Office Depot announced its entry, together with its wholly owned direct subsidiaries Dogwood Merger Sub Inc. and Dogwood Merger Sub LLC, into an Agreement and Plan of Merger (the “Merger Agreement”) with OfficeMax and its subsidiaries, Mapleby Holdings Merger Corporation and Mapleby Merger Corporation, pursuant to which the companies would combine in an all-stock merger of equals transaction intended to qualify as a tax-free reorganization (the “OfficeMax Merger”).  Under the Merger Agreement, each share of OfficeMax common stock would be converted into the right to receive 2.69 shares of Office Depot Common Stock.

•
Between February 20, 2013 and February 22, 2013, Mr. Smith had conversations with certain members of the Board.  Mr. Smith discussed Starboard’s continued desire to work constructively with the Company to improve the Board through the addition of directors with significant retail operating experience.  Mr. Smith also stated that while Starboard was highly encouraged by the announcement of the OfficeMax Merger, there was still uncertainty as to whether the OfficeMax Merger would be approved by stockholders and that the work of Office Depot’s directors was not finished.  Mr. Smith also noted Office Depot’s poor quarterly results announced on February 20, 2013.  Mr. Smith reiterated that Office Depot needed the best Board and management team possible to improve the operating performance of the Company to help the chances of the OfficeMax Merger’s success and put Office Depot in a stronger position as a stand-alone entity if the OfficeMax Merger was not approved.

•
On February 22, 2013, Office Depot announced that on February 15, 2013 the Board received an offer from the Company’s joint venture partner, Gigante, to purchase its JV Interest for $690.5 million. Gigante’s offer was initially set to expire on February 28, 2013.

•
Also on February 22, 2013, the Company announced that after further discussions with Starboard, the Board has amended and restated the Company’s Bylaws to amend the deadline for stockholder nominations of candidates for election to the Board at the 2013 Annual Meeting to no later than the tenth day following the day on which public announcement of the date of the 2013 Annual Meeting is made.

•
On February 27, 2013, Starboard delivered another letter to the Board (the “February 27 Letter”). In the letter, Starboard restated its belief that the significant value of the JV Interest is not fully reflected in the stock price of the Company. Starboard noted that since Gigante’s offer to purchase the JV Interest for $690.5 million is set to expire on February 28, 2013, Starboard believes the Board should promptly obtain consent from OfficeMax under the Merger Agreement with OfficeMax to immediately explore a sale of the JV Interest to maximize value for stockholders. Starboard stated in the letter it believes it is the Board’s fiduciary duty to monetize the Company’s interest in the joint venture given the clear benefit to both Office Depot and OfficeMax as a combined company and to Office Depot as a stand-alone company. Starboard stated further that it recognizes OfficeMax is potentially conflicted as a sale of the JV Interest, while beneficial to the combined company, would also be beneficial to Office Depot as a stand-alone business and, therefore, may strengthen a competitor should the OfficeMax Merger not be completed. Starboard noted in the February 27 Letter that if OfficeMax did not consent to Office Depot’s negotiations with Gigante or any other potential buyer regarding the sale of the JV Interest, Starboard would view this as both unreasonable and potentially anti-competitive.

•
On March 6, 2013, representatives of Starboard met with members of the Board.  During the meeting, Starboard discussed its continued desire to work constructively with the Company to improve the Board with directors that have significant retail operating experience and can assist to unlock value for stockholders.

•	On March 11, 2013, Mr. Smith spoke to a member of the Board to reiterate the importance of unlocking value for Office Depot stockholders by exploring alternatives for the JV Interest.

•
On March 12, 2013, Starboard delivered a private letter to the Board reiterating its strong belief that it is incumbent upon the Board to immediately seek to monetize the JV Interest by exploring a sale of the JV Interest to Gigante, whose offer was then set to expire on March 15, 2013.  Starboard noted it expects the Board to send a formal written request to OfficeMax to seek consent to pursue such a sale and set forth the Board’s view that a sale of the JV Interest at a full and fair price is clearly in the best interest of Office Depot stockholders on a stand-alone basis as well as in the best interest of Office Depot / OfficeMax stockholders in a business combination and that the Board expects OfficeMax’s consent to be given and not unreasonably withheld.

•
On March 18, 2013, Starboard delivered a fourth letter to the Board (the “March 18 Letter”) stating its belief that the Board must be significantly reconstituted immediately, whether Office Depot continues as a stand-alone company or as a merged company with OfficeMax.  Starboard explained in the letter that a new and improved Board is needed to: (1) act to immediately improve the current operating performance of the business on a stand-alone basis and to be in position to maximize the longer term synergies with OfficeMax, if the OfficeMax Merger is approved, (2) select a committee of the Company’s directors to work with a committee of OfficeMax directors to conduct a process to select a Chief Executive Officer of the combined company, and (3) contribute the most highly-qualified directors possible to the combined company’s board. In the letter, Starboard also urged the Company to schedule its 2013 Annual Meeting for a date prior to the potential consummation of the OfficeMax Merger so that the Company’s stockholders can choose who they want to represent them on the Board at this critical time.

•
Also on March 18, 2013, Starboard V&O Fund delivered a letter to the Corporate Secretary of the Company nominating six highly-qualified candidates for election to the Board who have the well-balanced mix of skill sets to help ensure that the Company openly evaluates all strategic alternatives and successfully addresses the challenges ahead. Starboard cautioned that waiting for a stockholder meeting to add these highly-qualified candidates on the Board is a mistake and the Board should immediately engage with Starboard to reconstitute the Board.

•
On April 9, 2013, Office Depot and OfficeMax filed a joint proxy statement/prospectus in connection with, among other things, the holding of a special meeting of Office Depot stockholders at which the Office Depot stockholders will be asked to vote on certain matters related to the OfficeMax Merger.

•
On April 17, 2013, representatives of Starboard met with members of the Board at Starboard’s offices.  The purpose of the meeting was to discuss Board representation and related matters.  During the meeting, Mr. Smith asked the Board members whether the Company planned on holding the 2013 Annual Meeting in a timely manner under Delaware law. The Board members asserted that, given the announced OfficeMax Merger, the Company had to delay the 2013 Annual Meeting.  Mr. Smith responded that that he did not believe there was such a requirement and that the Company’s merger partner, OfficeMax, had already set its annual meeting date consistent with its previous years’ annual meetings.  With respect to Board representation, the members of the Board stated that no incumbent director was willing to leave the Board at this time.  They also stated that they would be willing to expand the Board from ten directors to twelve directors and offer Starboard the opportunity to designate one independent candidate to join the Board immediately and that such candidate would be offered one of the five directorships on any pro forma Office Depot / Office Max Board.  The other newly created directorship would be filled at the recommendation of the Nominating and Governance Committee of the Board and would not be filled by a candidate recommended by Starboard.  The Board members also made clear that under no circumstance would Mr. Smith be invited to join the Board because the Board did not believe it was appropriate to have a stockholder representative on the Board, even if that stockholder was the largest common stockholder of the Company.  Mr. Smith stressed that it was critically important that the Board should be improved right away with the addition of a number of highly-qualified individuals that could help the Company improve its operations and develop a plan for future success in the event that the OfficeMax Merger is not consummated.  Mr. Smith emphasized his belief that even if the Board felt there is a high likelihood that the OfficeMax Merger would be consummated, the Company could not afford to run on autopilot with the hope that everything turns out for the best. Mr. Smith expressed Starboard’s concern, as the largest stockholder of the Company, that the stockholders could not afford to wait for months to find out whether the OfficeMax Merger will close and only then start developing a future plan, if needed.  Mr. Smith reiterated that Office Depot needs the best Board and management team possible at this critical juncture to improve the operating performance of the Company now.  Improved operating performance will increase the chances of the OfficeMax Merger being successful and will place Office Depot in a strong position as a stand-alone entity if the OfficeMax Merger is not consummated for any reason.  Since no incumbent director was willing to step down from the Board, in an effort to work constructively with the Company, Mr. Smith offered that the Board be expanded from ten to fourteen members and four Starboard designees be invited to serve in the newly created directorships, with only two of those four candidates being among the five directors to be contributed to any combined Office Depot / Office Max Board.

•	On April 22, 2013 filed a Preliminary Consent Statement with the SEC.

•
Also on April 22, 2013 Starboard delivered a letter to the Board expressing strong disappointment at the Board’s failure to work constructively with Starboard to reconstitute the Board and informing them of its filing of a preliminary consent statement with the SEC seeking to remove and replace a minority of the current Board.  Starboard reiterated its deep frustration with the Board’s lack of action regarding the sale of the JV Interest. Starboard also expressed disappointment at the lack of progress in its discussions with the Board regarding Board representation and pointed out that it has become clear that the Company has no intention of holding the 2013 annual meeting of stockholders in a timely manner. Accordingly, Starboard’s only available alternative for providing stockholders with an opportunity to elect directors at the time is by conducting a consent solicitation.  Starboard concluded that it would consider possibly foregoing its consent solicitation if the Board immediately committed to a framework that would provide for the addition of its highly-qualified candidates to the Board.

•	On May 10, 2013, Office Depot filed a Consent Revocation Statement with the SEC.

QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION

The following are some of the questions you, as a stockholder, may have and answers to those questions.  The following is not meant to be a substitute for the information contained in the remainder of this Consent Statement, and the information contained below is qualified by the more detailed descriptions and explanations contained elsewhere in this Consent Statement.  We urge you to carefully read this entire Consent Statement prior to making any decision on whether to grant any consent hereunder.

WHO IS MAKING THE SOLICITATION?

Starboard is making this solicitation.  See “Additional Participant Information” for additional information regarding Starboard and the participants in this consent solicitation.

WHAT ARE THE PROPOSALS FOR WHICH CONSENTS ARE BEING SOLICITED?

We are asking you to consent to six corporate actions: (1) the Bylaw Restoration Proposal, (2) the Removal Proposal, (3) the Vacancy Proposal, (4) the Board Size Bylaw Proposal, (5) the Board Size Proposal and (6) the Election Proposal.

Starboard is asking you to consent to the Removal Proposal, the Vacancy Proposal, the Board Size Bylaw Proposal, the Board Size Proposal and the Election Proposal to remove four of Office Depot’s current directors, including any appointees to the Board prior to the effectiveness of the Election Proposal, and to elect the Starboard Nominees. In addition, in order to ensure that your consent to elect the Starboard Nominees will not be modified or diminished by actions taken by the incumbent Board, Starboard is asking you to consent to the Bylaw Restoration Proposal.

WHY ARE WE SOLICITING YOUR CONSENT?

We are soliciting your consent because we do not believe that the current Board has served the best interests of the Company’s stockholders, and we do not have confidence in the ability of the current Board to improve the Company’s operating performance and enhance stockholder value.  In our view, the Board’s decision to pursue the OfficeMax Merger places the Company at a critical juncture.  Now more than ever Office Depot needs a stronger, independent and capable Board to protect the interests of Office Depot’s stockholders.  We strongly believe that the Board must be significantly reconfigured so that a qualified and open-minded group of directors would oversee either a turnaround of the Company as a stand-alone business or seek to maximize the longer term synergies with OfficeMax if the OfficeMax Merger is approved.

Accordingly, we have identified four highly qualified, independent directors with valuable and relevant business and financial experience who we believe will bring a fresh perspective into the boardroom and would be extremely helpful in evaluating and executing on initiatives to unlock value at the Company.  Further, we believe that Office Depot’s continued underperformance at this critical time for the future of the Company warrants the addition of a direct common stockholder representative on the Board to help ensure that all decisions are made in the best interests of all stockholders.

WHO ARE THE STARBOARD NOMINEES?

Starboard is asking you to elect each of __________, _________, __________ and _________, as a director of Office Depot.  The business experience of these highly qualified individuals is set forth in this Consent Statement under the section entitled “The Nominees,” which we urge you to read.

WHO IS ELIGIBLE TO GRANT WRITTEN CONSENTS IN FAVOR OF THE PROPOSALS?

Stockholders of record of voting securities at the close of business on the Record Date have the right to consent to the Proposals.  Starboard made a request on ________ __, 2013 that the Board fix a record date for this consent solicitation.  According to the Company, as of the Record Date, there were ________ shares of Common Stock outstanding, each of which is entitled to one consent on each Proposal.  In addition, according to the Company, as of the Record Date, there were ________ shares of Preferred Stock outstanding which in the aggregate are entitled to __________ consents.

WHAT EFFECT WILL THIS CONSENT SOLICITATION, IF SUCCESSFUL, HAVE ON THE OFFICEMAX MERGER?

We are in favor of the proposed OfficeMax Merger.  Our consent solicitation is not intended to disrupt the outcome of the OfficeMax Merger in any way.   We would expect any of our Nominees who may be elected as a director(s) pursuant to our consent solicitation to also be supportive of the OfficeMax Merger.  However, we feel it is critically important to substantially improve the Board as soon as possible.  Office Depot must begin to plan and build a strategy for a far improved company immediately.  We further note that the OfficeMax Merger is not certain to close.  We therefore believe the Board and management need to plan and prepare now to make Office Depot as strong as possible.  Improving the Board today is in the best interests of the Company, the employees, and the stockholders of both Office Depot and OfficeMax.

WHEN IS THE DEADLINE FOR SUBMITTING CONSENTS?

We urge you to submit your consent as soon as possible.  In order for our Proposals to be adopted, the Company must receive written unrevoked consents signed by a sufficient number of stockholders to adopt the Proposals within 60 calendar days of the date of the earliest dated consent delivered to the Company.  Starboard delivered its written consent to the Company on ________ __, 2013.  Consequently, Starboard will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the outstanding voting securities as of the close of business on the Record Date no later than ________ __, 2013. Nevertheless, we intend to set _________, 2013 as the goal for submission of written consents. Effectively, this means that you have until _________, 2013 to consent to the Proposals. WE URGE YOU TO ACT AS SOON AS POSSIBLE TO ENSURE THAT YOUR CONSENT WILL COUNT.

HOW MANY CONSENTS MUST BE RECEIVED IN ORDER TO ADOPT THE PROPOSALS?

The Proposals will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the outstanding voting securities as of the close of business on the Record Date, provided that such consents are delivered to the Company within 60 calendar days of the date of the earliest dated consent delivered to the Company.  According to the Company, as of the Record Date, there were ________ shares of Common Stock outstanding, each of which is entitled to one consent on each Proposal.  In addition, according to the Company, as of the Record Date, there were ________ shares of Preferred Stock outstanding which in the aggregate are entitled to __________ consents.

This means that the consent of the holders of at least __________ shares of outstanding voting securities would be necessary to effect these Proposals.

As of the Record Date, Starboard and the other participants in this consent solicitation beneficially owned in the aggregate [42,284,089] shares of Common Stock, representing approximately [14.8]% of the outstanding shares of Common Stock of the Company.

WHAT SHOULD YOU DO TO SUPPORT OUR PROPOSALS?

If your shares of Common Stock are registered in your own name, please submit your consent to us by signing, dating and returning the enclosed WHITE consent card in the postage-paid envelope provided.

If you hold your shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the Proposals to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to consent provided on the enclosed WHITE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE consent card.  We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Starboard Value LP, c/o Okapi Partners LLC, 437 Madison Avenue, 28th Floor, New York, NY 10022 so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

WHOM SHOULD YOU CALL IF YOU HAVE QUESTIONS ABOUT THE SOLICITATION?

Please call our consent solicitor Okapi Partners LLC toll-free at: 877-869-0171 (Stockholders).  Banks and Brokers call collect at: (212) 297-0720.

REASONS FOR THE SOLICITATION

WE BELIEVE THAT CHANGE IN A SIGNIFICANT PORTION OF OFFICE DEPOT’S BOARD IS NEEDED NOW

Starboard has conducted extensive due diligence on Office Depot and each of its business units, we have carefully analyzed the Company’s operating and financial performance and have reviewed the competitive landscape in the office supply superstore (OSS) sector in which it operates.  In five public letters and numerous private communications we have demonstrated the causes for our concerns with Office Depot and have clearly articulated our views on the challenges Office Depot faces, and the future opportunities it can hope to capture.  We are disappointed by this Board’s failure to address the issues we have identified and question whether the Board as currently composed has the objectivity and open-mindedness to maximize opportunities for value creation.

Specifically:

•
we question whether this Board, which has failed to address Office Depot’s persistent operating underperformance, has the qualifications, skills and experience required to oversee a turnaround of Office Depot whether as a stand-alone company or as a merged company;

•
we believe that the Board’s failure to recognize the significant hidden value of the JV Interest and inability to translate strategic interest into a value maximizing transaction put into question this Board’s financial expertise and open-mindedness in pursuing paths to enhance stockholder value;

•
we are concerned that this Board’s decision to implement the Poison Pill and maintain  disproportionate voting control through the voting arrangement with the preferred stockholders at the expense of the common stockholders is indicative of a Board whose primary focus may not be on protecting the best interests of the common stockholders.

In our view, the Board’s decision to pursue the OfficeMax Merger places the Company at a critical juncture.  Now more than ever, Office Depot needs a stronger, independent and capable Board to protect the interests of Office Depot’s stockholders.  While we are in favor of the OfficeMax Merger, we strongly believe that the Board must be significantly improved with highly-qualified individuals that are capable of substantially improving the operating performance of the Company if the OfficeMax Merger is not consummated for any reason and to maximize the long term synergies with OfficeMax if the OfficeMax Merger is approved.

We Believe a Reconstituted Board is Needed to Improve Operational Performance on a Stand-Alone Basis and Oversee Integration with OfficeMax if the OfficeMax Merger is Approved

We are deeply concerned with the current operating performance of the Company.  We believe a new Board that possesses the appropriate skill sets to oversee a turnaround of Office Depot with a goal of substantially improving operating performance is necessary whether as a stand-alone company or as a merged company.  Stockholders cannot afford to simply continue with the status quo and hope for improved results down the road if the Company is merged.  Instead, now is the time to act to immediately improve the current operating performance of the business on a stand-alone basis and place the Company in a position to maximize the longer term synergies with OfficeMax if the OfficeMax Merger is approved.

Starboard initially set forth in the September 17 Letter its belief that, based on its detailed research and analysis, Office Depot is deeply undervalued and a substantial opportunity exists to improve its performance and valuation based on actions that are within the control of the Board and management team.  In the letter, Starboard stated that, compared to its direct peers, Office Depot’s operating margins are far lower despite no meaningful structural dissimilarities in the business.  As shown in the table below, Office Depot generated operating margins of only 0.9% in 2012, well below the operating margins of Staples at 6.3% and even below the operating margins of OfficeMax at 2.0%, despite Office Depot’s significant scale advantage as compared to OfficeMax.

Peer Comparison	($ in millions)
	Staples	Office Depot	OfficeMax
2012 Revenue	$24,381	$10,696	$6,920
2012 Operating Income	$1,548	$97	$139
2012 Operating Income Margin (1)	6.3%	0.9%	2.0%

(1) Operating income and operating income margin are adjusted to exclude non-recurring items
(2) Non-GAAP numbers are based on disclosure provided in the Company’s most recent Form 10-K. for which reconciliation to GAAP results has been provided under the Investor Relations tab on the Company’s website.

Starboard stated that while it understands that the Office Supply Sector has been challenged by a confluence of outside factors, it believes that the Company has not adequately adapted to new market realities and has not reduced spending levels sufficiently to offset declines in revenue.  Starboard notes that from 2007 to 2012, Office Depot’s store count declined from 1,370 to 1,235 and its total revenue declined from $15.5 billion to $10.7 billion, yet total general and administrative (“G&A”) expenses actually increased by $27 million from $646 million to $673 million over that same time period.  As a percentage of revenue, total G&A expenses increased from 4.2% in 2007 to 6.3% in 2012.  G&A expenses per store increased from approximately $471,000 in 2007 to $545,000 in 2012.

G&A Expense Analysis		($ in millions)
	2007	2012	Change
Stores	1,370	1,235	(135)
Revenue	$15,528	$10,696	$(4,832)
Total G&A (1)	$646	$673	$27
Metrics:
Total G&A / Revenue	4.2%	6.3%	2.1%
Total G&A / Store ($000)	$471	$545	$74

(1) Total G&A for 2007 and 2012 are GAAP numbers and based on Company filings

Starboard also notes that advertising expenses, which are reported separately from G&A expenses, are substantially higher as a percentage of revenue than they are for either Staples or OfficeMax.  For example, in 2012, Office Depot spent $402 million, or 3.8% of revenue, on advertising expenses versus Staples, which spent $534 million, or 2.2% of revenue, and OfficeMax, which spent $212 million, or 3.1% of revenue.

Advertising Expense Analysis		($ in millions)
	ODP	OMX	SPLS
Total Revenue	$10,696	$6,920	$24,381
Total Advertising Expenses	$402	$212	$534
% of Total Revenue	3.8%	3.1%	2.2%

Despite Office Depot’s significantly higher advertising spend as a percentage of sales, revenue growth relative to peers has been far worse.  In fact, from 2007 to 2012, Office Depot’s revenue declined by 31%, as compared to a decline of 24% for OfficeMax and approximately 11% for Staples1.

In Starboard’s September 17 Letter to the Board, it outlined a number of opportunities to meaningfully improve operating performance and dramatically increase EBITDA.  Specifically, Starboard explained that Office Depot can achieve substantial margin improvement by, among other things: (i) meaningfully reducing G&A expenses to historical G&A expense-to-sales and G&A expense per store ratios; (ii) significantly lowering advertising expenses, which are substantially higher than peer levels and do not appear to be generating an adequate return on advertising dollars invested; (iii) increasing the mix of higher-margin services in its North American Retail Division, which carry gross margins two times greater than its average store gross margin; (iv) increasing private label direct sourced penetration of stock-keeping units (SKUs), which carries significantly higher gross margins than sourcing through an agent; (v) reducing the number of SKUs in order to lower procurement expense; (vi) downsizing to smaller store formats to drive substantially higher operating margins; and (vii) increasing the mix of significantly higher-margin small-to medium-sized business customers in the Office Depot’s North American Business Solutions Division.

To date, Office Depot is continuing to significantly underperform and the Company has not made public disclosure that would suggest that the Board has done much to address the issues or to implement our proposed solutions.  The Board must therefore be significantly reconfigured with individuals who possess the skills, expertise and commitment to take the necessary steps to restore the Company to profitability.  Stockholders cannot afford to wait for improved financial and operating performance as a combined company if the OfficeMax Merger is approved.  Further, we believe that the Company needs to address its underperformance in advance of any potential consummation of the OfficeMax Merger in order to be positioned to maximize synergies from the combination if the transaction is approved.

We Believe a New and Improved Board Should Help Select Any Future CEO and Be Eligible to Serve on Any Combined Office Depot / OfficeMax Board

If the OfficeMax Merger should be consummated, Office Depot’s Board would be charged with two critical tasks:

1 Estimated Staples revenue decline from 2007 to 2012 adjusts 2007 revenue by $8.0 billion to reflect the Corporate Express acquisition as per Staples transcript dated August 19, 2008.

(i)	selecting a committee of Office Depot directors to work with a committee of OfficeMax directors to conduct a formal process to identify and select a CEO of the combined company; and

(ii)	contributing the most highly-qualified directors possible to the combined Office Depot / OfficeMax board.

On April 9, 2013, Office Depot announced the formation and composition of the CEO selection committee.   We question whether the current members of the Board who have persistently failed to hold management accountable for their failed strategy and the Company’s deep underperformance are well suited to select a CEO of any combined company.  We are also concerned that the current Board is not in the best position to contribute qualified and committed individuals who can maximize the synergies from any potential combination in their roles as directors of any combined board in light of the current Board’s failure to oversee a turnaround of Office Depot as a stand-alone business.  Accordingly, we believe that if the Board is reconstituted now, prior to the selection of a future CEO and in advance of any potential consummation of the OfficeMax Merger, then a better qualified set of individuals that includes Starboard’s nominees will weigh in and help make a better decision as to who should serve as the future CEO. Furthermore, the directors to be contributed to any combined Office Depot / OfficeMax board will be selected from this improved Office Depot Board.  Starboard firmly believes that if added to the Board, Starboard’s nominees will be among the directors with the most retail operating experience and relevant expertise and therefore likely additions to any combined Office Depot / OfficeMax board with direct opportunity to shape the future of any combined entity.

We Believe this Board Lacks the Commitment and Expertise to Maximize the Substantial Value of the JV Interest

On February 15, 2013, the Board received an offer from its joint venture partner, Gigante, to purchase the JV Interest for $690.5 million.  Gigante’s offer was set to expire on February 28, 2013.  In several conversations with the Company, as well as disclosed in the February 27 Letter, Starboard urged the Board to promptly obtain consent from OfficeMax under the Merger Agreement to immediately explore a sale of the JV Interest to maximize value for stockholders.  Starboard stated that a sale of this asset at a full and fair price is in the best interest of both Office Depot and OfficeMax shareholders if the OfficeMax Merger is completed as the Company would have a significantly stronger balance sheet from which to transform the pro-forma company and execute on any and all potential synergies.  Similarly, if the OfficeMax Merger is not completed for any reason, then Office Depot shareholders would benefit from the sale because the stand-alone Company would be financially stronger, having previously sold the asset.  On March 12, 2013, Starboard sent a private follow-up letter again reiterating that the Board of Office Depot should send a formal written request to the Board of OfficeMax seeking its consent to explore alternatives for the JV interest and setting forth our view that, consistent with the Merger Agreement, OfficeMax’s approval could not be unreasonably withheld given the clear benefits to stockholders of such a potential sale.

We are encouraged by the Company’s recent disclosure on May 10, 2013, that the Board is “pursuing this sale strategy and seeking to negotiate definitive terms with Gigante as to which OfficeMax would provide its consent.”  We hope the Board will act with a sense of urgency and commitment to negotiate and complete a value-maximizing transaction for the sale of the JV Interest.

Given the substantial value of this asset and the fact that whether on a stand-alone basis or as a merged company the sale of the JV Interest would strengthen the Company’s balance sheet and provide clear benefit to Office Depot stockholders, the Board’s continued failure to monetize the JV Interest in the face of a bona fide offer for its purchase raises concerns about the Board’s commitment to make difficult but necessary choices to enhance stockholder value.

As initially outlined in Starboard’s comprehensive September 17 Letter, we believe this highly profitable joint venture is unrecognized in Office Depot’s enterprise value given that Office Depot de Mexico is not consolidated in the Company’s financial statements and analysts value Office Depot primarily based on consolidated EBITDA (which does not include Office Depot de Mexico).

Office Depot de Mexico is a market leader in the attractive Mexican, Central American, and South American markets, which are characterized by faster growth, less competition, and far better profit margins than Office Depot’s core US market.  In fact, Office Depot de Mexico grew revenue at a 11.5% compounded annual rate from $826 million in 2009 to $1.14 billion in 2012, and EBITDA from approximately $102 million in 2009 to $130 million in 2012.  Office Depot’s share of this EBITDA was approximately $65 million in 2012, versus consolidated EBITDA for Office Depot, excluding contribution from Office Depot de Mexico, of approximately $300 million.

Mexico JV Financials		($ in millions)
FYE Dec	2009	2010	2011	2012
Total Revenue	$826	$962	$1,114	$1,144
Revenue Growth	-13.3%	16.5%	15.9%	2.7%
Total EBITDA	$102	$116	$124	$130
EBITDA Margin	12.4%	12.0%	11.1%	11.4%
ODP 50% Share of EBITDA	$51	$58	$62	$65

Source: Office Depot 2012 10-K filings. Non-GAAP numbers are based on disclosure provided in the Company’s most recent Form 10-K. for which reconciliation to GAAP results has been provided under the Investor Relations tab on the Company’s website.

We believe Office Depot’s 50% stake in the Office Depot de Mexico joint venture is extremely valuable and continue to believe that a sale of this asset at a full and fair price is in the best interest of both Office Depot and OfficeMax shareholders.   In our view, the current Board’s failure to monetize the JV Interest is deeply concerning given the clear benefit to both Office Depot and OfficeMax as a combined company and Office Depot as a stand-alone company.

We Question the Commitment of the Current Board Members to Act in the Best Interests of Stockholders in Light of Their Past Manipulation of the Corporate Machinery to Insulate Themselves and Usurp Voting Control

In our view, it is imperative at this critical juncture for the Company to be overseen by a group of individuals who will serve the best interests of stockholders.  In our view, past practices show that the Board has long engaged in activities that appear to have been designed to preserve and entrench the Board at the expense of the stockholders.  We were disappointed and concerned when the current Board adopted the Poison Pill with a 15% ownership limitation, on October 24, 2012, and just days after we disclosed an ownership position in Office Depot of 14.8%.  As described in more detail in our November 16 open letter to the Board, in combination with the Investor Rights Agreement with BC Partners, Starboard believes the Board’s actions have the effect of preserving and entrenching the Board by limiting the influence of stockholders over Board composition and other matters, while allowing the Board to maintain and increase its effective voting control over the Company.

The Poison Pill, when taken together with the voting agreement provisions under the Investor Rights Agreement, effectively provides the Board with current voting authority over securities representing in excess of 22% of securities eligible to vote while limiting common stockholders to economic ownership of only 15% and maximum voting authority of only 11.7%.  Further, certain specific exemptions under the Poison Pill allow the Board to further increase its effective voting authority while at the same time diluting common stockholders’ voting authority.  One such exemption paves the way for the Board to continue to pay in-kind quarterly dividends to BC Partners on its Preferred Stock.  Another exemption permits BC Partners to acquire another 2% of common shares.  These exemptions are particularly troubling since BC Partners is required to vote with the Board on the election of directors and other matters that are up for stockholder vote.

We seriously question this Board’s commitment to make the critical choices that face the Company in the best interests of the Company’s stockholders.  In fact, we believe that at this time Office Depot must be overseen by a Board that includes common stockholder representation to help ensure that sensitive and material decisions are made with the best interests of the common stockholders in mind.

OUR FOUR NOMINEES HAVE THE EXPERIENCE, QUALIFICATIONS AND OBJECTIVITY NECESSARY TO FULLY EXPLORE AVAILABLE OPPORTUNITIES TO UNLOCK VALUE FOR STOCKHOLDERS

As Office Depot’s largest common stockholder, we have heightened concerns that the Board lacks the objectivity necessary to act in the best interest of stockholders.  We have identified four highly qualified, independent directors with valuable and relevant business and financial experience who we believe will bring a fresh perspective into the boardroom and would be extremely helpful in evaluating and executing on initiatives to unlock value at the Company.  Further, we believe that Office Depot’s continued underperformance at this critical time for the future of the Company warrants the addition of a direct common stockholder representative on the Board to help ensure that all decisions are made in the best interests of all stockholders.

[James P. Fogarty is currently the Chief Executive Officer and a Director of Orchard Brands.  Mr. Fogarty was a private investor from November 2010 until November 2011.  Prior to that, Mr. Fogarty served as the Chief Executive Officer and as a Director of Charming Shoppes, Inc., and as a Managing Director of Alvarez & Marsal (“A&M”), where he was a member of A&M’s Executive Committee for North America Restructuring.  While at A&M, Mr. Fogarty served as President and Chief Operating Officer of Lehman Brothers Holdings Inc. (“Lehman”), subsequent to Lehman’s Chapter 11 bankruptcy filing.  Prior to that, Mr. Fogarty was the President and Chief Executive Officer of American Italian Pasta Company, the Chief Financial Officer of Levi Strauss & Co., and Chief Financial Officer and a Director of the Warnaco Group, Inc.  Mr. Fogarty currently serves on the board of directors of Regis Corporation.  Mr. Fogarty’s extensive operational and turnaround experience, coupled with his significant public board and managerial experience, make him an excellent candidate for the Board.]

[Cynthia T. Jamison serves on the board of directors of Tractor Supply Company, where she is currently lead director and has served as the chair of several committees since joining the board in 2002.  Ms. Jamison has also served as a director of B&G Foods, Inc., since 2004.  Previously, Ms. Jamison served on the boards of directors of Cellu Tissue Holdings, Inc. and Horizon Organic Holding Corp. before both companies were sold at high premiums to their market prices.  As part of her role as a partner with Tatum LLC (“Tatum”), an executive services firm, Ms. Jamison has been the Chief Financial Officer or Chief Operating Officer of several publicly and privately held companies, including AquaSpy, Inc., eMac, Inc, a joint venture between McDonald’s Corporation and KKR & Co. L.P., and Cosi, Inc.  Prior to joining Tatum, Ms. Jamison served as Chief Financial Officer of Chart House Enterprises and held various positions at Allied Domecq Retailing USA, Kraft General Foods, and Arthur Andersen LLP.  Ms. Jamison’s unique insight into the detailed tactics of financial and technical turnaround challenges along with high level, strategic insight at the governance level, make her an excellent candidate for the Board.]

[Robert L. Nardelli currently operates XLR- 8, LLC as its founder and Chief Executive Officer.  and serves as a Senior Advisor to Cerberus Capital Management.  Mr. Nardelli is the former Chairman and Chief Executive Officer of Chrysler Motors LLC and The Home Depot, Inc.  Previously, Mr. Nardelli was with General Electric Company, where he served as Chief Executive Officer of GE Power Systems and GE Transportation Systems.  Mr. Nardelli’s 40-plus years of global operating experience, financial expertise and impressive track record serving on the boards of directors of public companies, will make him a valuable addition to the Board.]

[David N. Siegel has 16 years of experience as a successful turnaround CEO.  He is currently the President and Chief Executive Officer of Frontier Airlines.  Previously, Mr. Siegel was: Chairman and Chief Executive Officer of XOJET; Chairman and Chief Executive Officer of Gategroup, AG; President, Chief Executive Officer and a member of the board of US Airways Group; Chairman and Chief Executive Officer of Avis Budget Group, Inc.; and, President of ExpressJet, dba Continental Express.  He previously served as Non-Executive Chairman of G2 Switchworks and as a Managing Director of Hyannis Port Capital.  Mr. Siegel began his career with Bain & Company, a management consulting firm.  He currently serves on the boards of directors of Metastat, Inc. and Republic Airways Holdings Inc.  He is also a member of the advisory board of Trilantic Capital Partners.  Mr. Siegel’s significant experience dealing with complex financial and operational issues and evaluating companies’ financial performance will enable to him to provide valuable oversight over the Company.]

[Jeffrey C. Smith is Co-Founder, Chief Executive Officer and Chief Investment Officer of Starboard Value LP, a New York-based investment firm that is the largest stockholder of Office Depot.  Mr. Smith has extensive public company board experience.  Currently, he serves on the board of directors of Regis Corporation.  Previously, he was the Chairman of the Board of Phoenix Technologies Ltd. until its sale to Marlin Equity Partners, and served on the boards of directors of Office Depot Corporation until its sale to CSR plc, Actel Corporation until its sale to Microsemi Corporation, S1 Corporation, Kensey Nash Corp. and SurModics Inc.  Mr. Smith also served as a member of the Management Committee for Register.com.  In addition to extensive public board experience, Mr. Smith has significant experience evaluating companies from a financial, operational, and strategic perspective to identify inefficiencies and the resulting opportunities for value creation.  Mr. Smith’s extensive public board experience and experience in a variety of industries together with his management experience in a variety of roles will enable him to provide invaluable oversight to the Company’s Board.]

[Joseph S. Vassalluzzo currently serves as a director on a number of public company boards, including Federal Realty Investment Trust, where he is Non- Executive Chairman of the Board, Life Time Fitness, where he is Lead Director and Chairman of the Compensation Committee, and iParty Corp, where he is Chairman of the Nominating Committee.  Mr. Vassalluzzo also operates a retail consulting business.  Previously, among other roles, Mr. Vassalluzzo was employed by Staples, Inc. (“Staples”), from 1989 until 2005, most recently as Vice Chairman, where he had world-wide responsibility for all of Staples’ real estate activities, including, but not limited to: the development and management of all retail stores; distribution; office and warehouse centers; all engineering, construction and design activities; and facilities management.  In addition, Mr. Vassalluzzo was responsible for the legal department’s activities and negotiated the majority of Staples M & A transactions. Mr. Vassalluzzo’s managerial and industry knowledge, as well as his extensive service on public company boards, make him an excellent candidate for the Board.]

PROPOSAL NO. 1 -- THE BYLAW RESTORATION PROPOSAL

Starboard is asking you to consent to the adoption of the Bylaw Restoration Proposal to ensure that the incumbent Board does not limit the effect of your consent to the removal of the four current directors and the election of the Starboard Nominees through changes to the Bylaws not filed with the SEC on or before February 22, 2013, which have the effect of limiting existing stockholders’ rights and abilities to take action in their capacity as stockholders of Office Depot.  The following is the text of the Bylaw Restoration Proposal:

“RESOLVED, that any provision of the Bylaws of Office Depot, Inc. as of the effectiveness of this resolution that was not included in the Amended and Restated Bylaws filed with the Securities and Exchange Commission on February 22, 2013, be and are hereby repealed.”

If the Board does not effect any additional changes to the version of the Bylaws publicly available in filings by Office Depot with the SEC on or before February 22, 2013, the Bylaw Restoration Proposal will have no further effect. However, if the incumbent Board has made additional changes since that time, such as amending the provision in the bylaws to change the procedure by which a record date is set in connection with a consent solicitation, the Bylaw Restoration Proposal, if adopted, will restore the Bylaws to the version that was publicly available in filings by Office Depot with the SEC on February 22, 2013, without considering the nature of any changes the incumbent Board may have adopted.  As a result, the Bylaw Restoration Proposal could have the effect of repealing bylaw amendments which one or more stockholders of the Company may consider to be beneficial to them or to the Company.  However, the Bylaw Restoration Proposal will not preclude the Board from reconsidering any repealed bylaw changes following the consent solicitation. Starboard is not currently aware of any specific bylaw provisions that would be repealed by the adoption of the Bylaw Restoration Proposal.

STARBOARD URGES YOU TO CONSENT TO THE BYLAW RESTORATION PROPOSAL.

PROPOSAL 2 -- THE REMOVAL PROPOSAL

Starboard is asking you to consent to the Removal Proposal to remove four current members of the existing Board, including any other person or persons appointed to the Board to fill any vacancy or any newly-created directorships (which, for the avoidance of doubt, excludes persons elected pursuant to this consent solicitation). The following is the text of the Removal Proposal:

“RESOLVED, that (i) _________, __________, __________ and _________ and (ii) each person appointed to the Board to fill any vacancy or newly-created directorship prior to the effectiveness of this proposal, be and hereby is removed.”

The Board is currently composed of ten directors, all of whom are elected annually and three of whom are designated by BC Partners pursuant to the terms of the Investor Rights Agreement and the Certificates of Designations of the Preferred Stock.

Section 141(k) of the DGCL provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the corporation’s directors, subject to exceptions if the corporation has a classified board or cumulative voting in the election of its directors. If a stockholder wishes to consent to the removal of certain of the members of the Board, but not all of them, such stockholder may do so by checking the appropriate “consent” box on the enclosed WHITE consent card and writing the name of each such person that the stockholder does not wish to be removed.   Starboard does not intend to seek to increase the number of Board members if stockholders do not consent to the removal of one or more directors.  If fewer than four directors are removed pursuant to the Removal Proposal and there are more Starboard Nominees receiving a plurality of consents than there are vacancies existing after the Removal Proposal, then Starboard intends to fill the vacancies in the following order: __________, __________, _________, and _________.

According to the Company’s __________________ filed with the SEC on _____________, as of the Record Date, there were _____ shares of Common Stock outstanding, each entitled to one consent per share.  In addition, according to the Company, as of the Record Date, there were ________ shares of Preferred Stock outstanding which in the aggregate are entitled to __________ consents.

The consent of the holders of at least __________ shares of outstanding voting securities would be necessary to effect Proposal 2 and remove the four members of the Board.  Therefore, _________ shares in addition to the ___________ shares entitled to consent held by Starboard, will be needed to effect Proposal 2 and remove the four members of the Board.  If any stockholder consenting to Proposal 2 writes in the name of any existing directors that such stockholder does not wish to be removed, then the total number of shares represented by any such WHITE consent card will be subtracted from the total number of shares consenting to the removal of such director pursuant to Proposal 2.  In the event that holders of less than _________ shares of outstanding voting securities consent to the removal of any existing director, then such director will not be removed pursuant to Proposal 2. The actual number of consents necessary to effect the Proposals will depend on the facts as they exist on the Record Date.

The WHITE consent card delivered with this Consent Statement provides stockholders with the opportunity to adopt the Removal Proposal in part by designating the names of any member of the Board whom such stockholder does not want removed from the Board.

STARBOARD URGES YOU TO CONSENT TO THE REMOVAL PROPOSAL.

PROPOSAL 3 -- THE VACANCY PROPOSAL

Starboard is asking you to consent to the adoption of the Vacancy Proposal to divest the current directors of their ability to exclusively fill vacancies created by the removal of directors by stockholders and provide stockholders with the ability to also fill any such vacancies.  Accordingly, you are being asked to amend the Bylaws in order to allow the stockholders to fill any vacancies on the Board resulting from the removal of directors by the stockholders, as set forth in Schedule III to this Consent Statement.

The following is the text of the Vacancy Proposal:

“RESOLVED, that Article III, Section 4 of the Bylaws is hereby amended to provide that any vacancies on the Board of Directors of the Company resulting from the removal of directors by the stockholders may be filled by the stockholders of the Company.”

STARBOARD URGES YOU TO CONSENT TO THE VACANCY PROPOSAL.

PROPOSAL 4 -- THE BOARD SIZE BYLAW PROPOSAL

Starboard is asking you to consent to the adoption of the Board Size Bylaw Proposal to divest the current directors of their ability to exclusively establish from time to time the number of directors serving on the Board and to provide stockholders with the ability to also establish from time to time the number of directors serving on the Board.  Accordingly, you are being asked to amend the Bylaws, as set forth in Schedule IV to this Consent Statement, in order to allow the stockholders to increase the size of the Board to eleven (11) members pursuant to Proposal No. 5 in the event that the BC Partners director is removed pursuant to Proposal No. 2.

The following is the text of the Board Size Bylaw Proposal:

“RESOLVED, that Article III, Section 2 of the Bylaws is hereby amended to provide that the number of directors which shall constitute the Board may be established from time to time by the stockholders or by a vote of a majority of the entire Board.”

STARBOARD URGES YOU TO CONSENT TO THE BOARD SIZE BYLAW PROPOSAL.

PROPOSAL 5 -- THE BOARD SIZE PROPOSAL

Since the Investor Rights Agreement and the Certificates of Designations of the Preferred Stock purport to give BC Partners the sole ability to fill any vacancy resulting from the removal of any BC Partners Designee, it will be necessary to increase the size of the Board by one member in the event that stockholders approve the removal of the BC Partners Designee pursuant to Proposal No. 2.  Accordingly, in the event of the removal of the BC Partners Designee, and conditioned upon the Board Size Bylaw Proposal being approved, you are being asked to increase the size of the Board to eleven (11) members.

The following is the text of the Board Size Proposal:

 “RESOLVED, that stockholders hereby establish eleven (11) as the number of directors which shall constitute the Board.”

STARBOARD URGES YOU TO CONSENT TO THE BOARD SIZE PROPOSAL.

PROPOSAL NO. 6 –THE ELECTION PROPOSAL

We do not believe the current Board is acting in the best interests of the stockholders, as discussed in further detail in the “Reasons for the Solicitation” section of this Consent Statement.  Accordingly, Starboard is asking you to consent to elect, without a stockholders’ meeting, each of the following individuals to serve as a director of Office Depot:  [________], [________], [________], and [________].

The Board is currently composed of ten directors, all of whom are elected annually and three of whom are designated by BC Partners pursuant to the terms of the Investor Rights Agreement and the Certificates of Designations of the Preferred Stock.  Under the terms of the Investor Rights Agreement for so long as BC Partners’ ownership percentage is at 5%, 10% and 15% of the outstanding voting securities of the Company, BC Partners has the right to nominate for election to the Board one, two and three directors, respectively, to serve as the BC Partners Designees.  According to publicly disclosed information, BC Partners is currently entitled to nominate three BC Partners Designees.  Furthermore, pursuant to the Investor Rights Agreement and the Certificates of Designations of the Preferred Stock, in the event of the removal of a BC Partners Designee, only BC Partners has the right to fill the resulting vacancy.  We are seeking to remove one of the BC Partners Designees on the Board, [__________].

Accordingly, we believe that if Starboard is successful in removing [___________], then BC Partners will have the right to designate a replacement director to serve as the BC Partners Designee on the Board.  For this reason, we are also seeking the approval of the Board Size Bylaw Proposal and the Board Size Proposal.

All of the Nominees, if elected, would serve as a single class together with incumbent directors.  Each would hold office until the next annual meeting of stockholders and until such person’s successor has been elected or until such person’s death, resignation, retirement or removal.  If all four incumbent directors are removed pursuant to the Removal Proposal, the BC Partners Designee is re-appointed to the Board pursuant to the Investor Rights Agreement and the Certificate of Designations of the Preferred Stock, and stockholders approve the Board Size Bylaw Proposal and the Board Size Proposal, then your consent to elect the Nominees will have the legal effect of electing to the Board our four highly qualified director nominees to serve on a Board composed of eleven members.   If elected, the Nominees will represent a minority of the members of the Board, and therefore it is not guaranteed that they can implement the actions that they believe are necessary to enhance stockholder value.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company is set forth above in the section entitled “Reasons for the Solicitation.”  This information has been furnished to us by the Nominees.  The Nominees are citizens of the United States of America.

[James P. Fogarty, age 44, has been the Chief Executive Officer and a Director of Orchard Brands, a multi-channel marketer of apparel and home products, since November 2011. Mr. Fogarty was a private investor from November 2010 to November 2011.  Prior to that, Mr. Fogarty served as the Chief Executive Officer and as a Director of Charming Shoppes, Inc. (NASDAQ:CHRS), a specialty apparel retailer, from April 2009 to November 2010. Mr. Fogarty was a Managing Director of Alvarez & Marsal (“A&M”), an independent global professional services firm from August 1994 to April 2009, and was a member of A&M’s Executive Committee for North America Restructuring.  While at A&M, Mr. Fogarty served as President and Chief Operating Officer of Lehman Brothers Holdings Inc. (“Lehman”), a global financial services firm, subsequent to Lehman’s Chapter 11 bankruptcy filing from September 2008 until April 2009. Prior to that, Mr. Fogarty was the President and Chief Executive Officer of American Italian Pasta Company, the largest producer of dry pasta in North America, from September 2005 until February 2008.  Mr. Fogarty served as the Chief Financial Officer of the brand-name apparel company Levi Strauss & Co. from December 2003 until March 2005.  From December 2001 until September 2003, Mr. Fogarty served as the Vice President and Chief Financial Officer, and as a Director of the Warnaco Group, Inc. (“Warnaco”) (NYSE:WRC), a textile and apparel company which successfully emerged from Chapter 11 bankruptcy in January 2003 during his tenure.  Since November 2011, Mr. Fogarty has served on the board of Regis Corporation (“Regis”) (NYSE:RGS), which owns, operates and franchises hair and retail product salons, since October 2011. Mr. Fogarty holds a Bachelor’s degree in Economics and Computer Science from Williams College and an MBA in Finance and Accounting from the Leonard Stern School of Business at New York University. Mr. Fogarty is also a Certified Public Accountant (inactive).

As a member of A&M’s Executive Committee for North America Restructuring, Mr. Fogarty served as President and Chief Operating Officer of Lehman. Lehman filed for Chapter 11 protection on September 15, 2008.  Mr. Fogarty served as the Vice President and Chief Financial Officer, and as a Director of Warnaco, which filed for Chapter 11 relief on June 11, 2001 and successfully emerged from Chapter 11 bankruptcy in January 2003 during Mr. Fogarty’s tenure.]

[Cynthia T. Jamison, age 53, serves on the Board of Directors of Tractor Supply Company (“Tractor Supply”) (NASDAQ:TSCO), the largest operator of retail farm and ranch stores, a position she has held since 2002. Ms. Jamison also chaired the audit committee of Tractor Supply from 2006 to 2010 and chaired the compensation committee from 2003 to 2006. Ms. Jamison is the lead director, sits on the audit committee and the compensation committee, and chairs the nominating and governance committee of Tractor Supply.  Since 2004, Ms. Jamison has served as a director of B&G Foods, Inc. (NYSE:BGS), a manufacturer, seller and distributor of high quality, shelf-stable food and household products, where she sits on the compensation committee and chairs the audit committee. Ms. Jamison joined the Board of Directors of Caribe Media, Inc., a private company based in the Dominican Republic, in December 2009, where she serves as Chairman. Previously, Ms. Jamison served on the board of directors of Cellu Tissue Holdings, Inc. (“Cellu Tissue”), a producer of tissue products, where she chaired the audit committee in 2010, and Horizon Organic Holding Corp. (“Horizon”), a producer of organic milk products, where she served as a director from 2001 until 2004 and sat on the company’s audit and compensation committees.  Cellu Tissue and Horizon were sold at high premiums which benefited stockholders. Ms. Jamison has been the Chief Financial Officer or Chief Operating Officer of several publicly and privately held companies including AquaSpy, Inc., an Australian environmentally responsible irrigation company which she joined in June 2009 and left in December 2012, eMac, Inc, a joint venture between McDonald’s Corporation and KKR & Co. L.P. where she served from August 2003 until July 2004, and Cosi, Inc. (NASDAQ:COSI), the casual dining chain where she served from July 2004 until August 2005. In her experience as a “high impact” CFO, Ms. Jamison was a partner with Tatum LLC (“Tatum”), an executive services firm focused exclusively in support of “The Office of the CFO”, from June 1999 through May 2009.  As a part of her Managing Partner role with Tatum, Ms. Jamison served in several additional capacities, including as manager of the CFO Services practice, a member of the Operating Committee. Prior to joining Tatum, Ms. Jamison served as Chief Financial Officer of Chart House Enterprises (now AM-CH Inc.), a publicly traded restaurant company from May 1998 until June 1999, and previously held various financial positions at Allied Domecq Retailing USA, a spirits, wine and quick-service restaurant operator, Kraft General Foods (now Kraft Foods Group, Inc.), a food and beverage company, and Arthur Andersen LLP, a major accounting firm. Ms. Jamison brings a unique perspective with insight into the detail tactics of financial and technical turnaround challenges along with high level, strategic guidance at the governance level. She is both a frequent keynote speaker on CFO and Boardroom topics, and quoted as a financial/economic “expert” in Forbes, Wall Street Journal, Newsweek, CFO Magazine, and the Economist.  Ms. Jamison graduated from Duke University with a Bachelor of Arts degree in economics and political science, and has an MBA from the University of Chicago.]

[Robert L. Nardelli, age 64, is the founder and Chief Executive Officer of XLR-8, LLC, Investment & Advisory Co., an investment and consulting company, he founded in 2012.  Commencing in 2007, Mr. Nardelli has served in several capacities at Cerberus Capital Management, L.P. (“Cerberus”), a private investment firm, including as an Interim CEO of several portfolio companies and as the CEO of Cerberus Operations & Advisory Company, LLC, and is currently the Senior Advisor to Cerberus’ founder. Previously, Cerberus named Mr. Nardelli the Chairman and CEO of Chrysler Motors LLC (“Chrysler”), the automaker, in 2007 until 2009, at which time he returned to Cerberus. While at Chrysler, Mr. Nardelli implemented certain strategic moves that analysts have credited for Chrysler’s emergence from restructuring.   Mr. Nardelli was also the CEO and Chairman of The Home Depot, Inc. (“Home Depot”) (NYSE:HD), the home improvement retailer, from 2000 through 2007, where he also served as a director. Under Mr. Nardelli’s guidance, Home Depot’s revenues and net earnings doubled, 1,000 new stores opened and 135,000 jobs were added.  From 2002 until 2005, Mr. Nardelli served on the Board of Directors of The Coca-Cola Company (NYSE:KO).  While at General Electric Company (NYSE:GE), where he served from 1971 until 2000, Mr. Nardelli was the Chief Executive Officer of GE Power Systems and GE Transportation Systems. From 1998 until 1992, Mr. Nardelli was the Senior Vice President and General Manager of the Case Construction Equipment’s global business. Mr. Nardelli earned his MBA from the University of Louisville and a Bachelor of Science degree in business from Western Illinois University.]

[David N. Siegel, age 51, has been the President and CEO of Frontier Airlines, Inc. (“Frontier”), since January 2012.  Prior to joining Frontier, Mr. Siegel was the Managing Director of Hyannis Port Capital, an investment firm, from June 2010 to December 2011. Mr. Siegel was the Chairman and Chief Executive Officer of XOJET, Inc., a TPG Capital funded private aviation company, from October 2008 until May 2010 and served as a member of the Board of Directors through January 2012.   From January 2006 until June 2008, Mr. Siegel served as the Non-Executive Chairman of G2 Switchworks, a privately held company funded by TPG Ventures. Mr. Siegel was the Chairman and Chief Executive Officer of Gategroup, AG (SIX:GATE), a Zurich-based, global airline catering, hospitality and logistics company, from June 2004 until March 2009, and has been a director since June 2004.   Mr. Siegel served as President, Chief Executive and a member of the board of US Airways Group, Inc. (“US Airways”) (NYSE:LCC), and US Airways, Inc., the airline operating unit, from March 2002 until May  2004. Prior to joining US Airways, Mr. Siegel served as Chairman and Chief Executive Officer of Avis Budget Group, Inc. (NASDAQ:CAR), a global, vehicle rental company, (formerly a subsidiary of Cendant Corporation). In addition, Mr. Siegel has seven years of managerial experience with Continental Airlines (NYSE:UAL), where among other roles, he was President of its Continental Express subsidiary.  Mr. Siegel currently serves on the board of a life science company that commercializes proprietary clinical diagnostic tests, Metastat, Inc. (OTCBB:MTST), a position he has held since April 2012; and Republic Airways Holdings Inc. (NASDAQ:RJET), a holding company that offers passenger airline services through its subsidiaries, where he has been a director since 2009. Mr. Siegel is a Managing Member of T-S Capital Partners, LLC (“T-S Capital”). He is also a member of the advisory board of Trilantic Capital Partners, formerly Lehman Brothers Private Equity. Mr. Siegel earned a degree in business administration from Harvard Business School and a Bachelors of Science degree, magna cum laude, in applied mathematics-economic from Brown University.

Mr. Siegel guided U.S. Airways through Chapter 11 bankruptcy reorganization while he was President and Chief Executive Officer. U.S. Airways filed for reorganization under Chapter 11 on August 11, 2002 and again on September 14, 2004, after Mr. Siegel had left U.S. Airways. G2 Switchworks, a privately held company, underwent an assignment for the benefit of creditors liquidation in May 2008 while Mr. Siegel was the Non-Executive Chairman.]

[Jeffrey C. Smith, age 40, is a Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP. Prior to founding Starboard Value LP, Mr. Smith was a Partner Managing Director of Starboard LLC, a subsidiary of the Cowen Group, Inc. (“Cowen”), and the Chief Investment Officer of Starboard Value and Opportunity Master Fund Ltd. Mr. Smith was also a member of Cowen’s Operating Committee and Cowen’s Investment Committee.  Prior to joining Starboard LLC in January 1998, he served as Vice President of Strategic Development for The Fresh Juice Company, Inc. (“The Fresh Juice Company”). Mr. Smith has served as a member of the board of directors of Regis, a global leader in beauty salons, hair restoration centers and cosmetology education, since October 2011.  In connection with Regis’ 50% ownership in Empire Education Group, a private company that is one of the largest providers of beauty and cosmetology education in North America, Mr. Smith serves as a member of the Board of Directors.  Mr. Smith served as a member of the Board of Directors of Surmodics, Inc. (NASDAQ:SRDX), a leading provider of drug delivery and surface modification technologies to the healthcare industry, from January 2011 to August 2012.  Previously, he also served on the Board of Directors of Office Depot Corporation, a leading provider of digital solutions in the digital entertainment and digital imaging market, from March 2011 until its merger with CSR plc in August 2011.  Mr. Smith was the Chairman of the Board of Phoenix Technologies Ltd., a provider of core systems software products, services and embedded technologies, from November 2009 until the sale of the company to Marlin Equity Partners in November 2010.  He also served as a director of Actel Corporation, a provider of power management solutions, from March 2009 until its sale to Microsemi Corporation (NASDAQ:MSCC) in October 2010.  Mr. Smith is a former member of the board of directors of S1 Corporation, from May 2006 to September 2008, and Kensey Nash Corp., from December 2007 to February 2009. Mr. Smith also previously served on the Board of Directors of The Fresh Juice Company and Jotter Technologies, Inc.  Mr. Smith served as a member of the Management Committee for Register.com, which provides internet domain name registration services. He began his career in the Mergers and Acquisitions department at Société Générale.]

[Joseph S. Vassalluzzo, age 64, has been an independent advisor and consultant to the retail and real estate industries since August 2005. Mr. Vassalluzzo is the Non-Executive Chairman and a member of the compensation and nominating and governance committees of  the Board of Trustees of Federal Realty Investment Trust (NYSE:FRT), a publicly held real estate investment trust, which he joined in 2002 and became Chairman in 2006. Mr. Vassalluzzo is also the Lead Director and Chairman of the compensation committee of Life Time Fitness, Inc. (NYS:LTM), a health and wellness company which he joined in 2006 and became Lead Director in 2008. Furthermore, Mr. Vassalluzzo is a Director of iParty Corp (NYSE:IPT), a retailer of party goods, which he joined in 2004, and serves on the real estate and nominating committees. Within the last five years, Mr. Vassalluzzo served on the Board of Directors of Commerce Bancorp Inc, which was subsequently acquired by T.D. Bank Group. Mr. Vassalluzzo is the Chairman of the Board of Visitors to Temple University’s College of Education and a member of its President’s Advisory Board. Prior to 2005, Mr. Vassalluzzo was employed by Staples, Inc. ("Staples") (NASDAQ:SPLS), the office products company from September 1989 to August 2005, in several capacities including as Vice Chairman. Mr. Vassalluzzo’s duties at Staples included negotiating the majority of Staples M & A transactions, oversight of the legal department, corporate sustainability leadership, and world-wide responsibility for all of Staples’ real estate activities including, but not limited to:  the development and management of all retail stores; distribution centers and offices; all engineering, construction and design activities; and facilities management.   In addition, Mr. Vassalluzzo was responsible for the legal department’s activities and negotiated the majority of Staples mergers and acquisitions-related transactions.  Previously, Mr. Vassalluzzo held management, sales, operations and real estate positions with Mobil Corporation (now Exxon Mobile Corporation, (NYSE:XOM)) from 1970 until 1974, Amerada Hess Corporation (now Hess Corporation, (NYSE: HES)) from 1974 until 1976, both energy companies, and American Stores Company, a food and drug retailer from 1976 until 1989. Mr. Vassalluzzo holds a B.S. degree in Marketing from Pennsylvania State University and an M.B.A. from Temple University.]

As of the date hereof, neither Mr. Fogarty nor Ms. Jamison beneficially owns any shares of Common Stock.  As of the date hereof, Mr. Nardelli beneficially owns 68,389 shares of Common Stock.  As a Managing Member of T-S Capital, Mr. Siegel may be deemed the beneficial owner of 100,000 shares of Common Stock owned by T-S Capital as of the date hereof, in addition to 1,250 shares of Common Stock directly owned by Mr. Siegel in his individual capacity.  As of the date hereof, Mr. Smith does not directly own any shares of Common Stock. By virtue of his relationship with Starboard, Mr. Smith may be deemed the beneficial owner of 42,100,000 shares of Common Stock owned in the aggregate by Starboard.  As of the date hereof, Mr. Vassalluzzo beneficially owns 14,450 shares of Common Stock.

Each of the Nominees may be deemed to be a member of the Starboard Group (as defined below) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and accordingly may be deemed to beneficially own the shares of Common Stock owned directly by the other members of the Starboard Group.  Each of the Nominees specifically disclaims beneficial ownership of such shares of Common Stock that he or she does not directly own.  For information regarding purchases and sales during the past two years by the Nominees and by Starboard of securities of the Company that may be deemed to be beneficially owned by the Nominees, see Schedule I.

On March 19, 2013, Starboard V&O Fund, Starboard LLC, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, Mark R. Mitchell, Peter A. Feld, T-S Capital, Robert Telles and the Nominees (collectively the “Starboard Group”) entered into a Joint Filing and Solicitation Agreement, in which, among other things, (a) the Starboard Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law, (b) the Starboard Group agreed to solicit written consents or proxies in favor of the Proposals and to take all other action necessary or advisable to achieve the foregoing (the “Solicitation”), and (c) Starboard V&O Fund and Starboard LLC agreed to bear all expenses incurred in connection with the Starboard Group’s activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.

Starboard V&O Fund and certain of its affiliates have signed letter agreements, pursuant to which they agreed to indemnify each of Messrs. Fogarty, Nardelli, Siegel, and Vassalluzzo, and Ms. Jamison against claims arising from the solicitation of consents from the Company’s stockholders in connection with the Solicitation.

Starboard V&O Fund has agreed to compensate Messrs. Fogarty, Nardelli, Siegel, and Vassalluzzo, and Ms. Jamison for being named as and serving as nominees for election as directors of the Company pursuant to letter agreements (the “Compensation Letter Agreements”). Under the Compensation Letter Agreements, Starboard V&O Fund has agreed to pay each of Messrs. Fogarty, Nardelli, Siegel, and Vassalluzzo, and Ms. Jamison (i) $10,000 in cash upon submission of Starboard V&O Fund’s nomination each of Messrs. Fogarty, Nardelli, Siegel, and Vassalluzzo, and Ms. Jamison and (ii) $10,000 in cash upon the filing of a definitive proxy statement with the SEC by Starboard relating to a solicitation of proxies in favor of Messrs. Fogarty, Nardelli, Siegel, and Vassalluzzo, and Ms. Jamison’s election as directors of the Company at the 2013 Annual Meeting.  Pursuant to the Compensation Letter Agreements, each of Messrs. Fogarty, Nardelli, Siegel, and Vassalluzzo, and Ms. Jamison agreed to use the after-tax proceeds from such compensation to acquire securities of the Company (the “Nominee Shares”) at such time that Messrs. Fogarty, Nardelli, Siegel, and Vassalluzzo, and Ms. Jamison shall determine. If elected or appointed to serve as a director of the Board, each of Messrs. Fogarty, Nardelli, Siegel, and Vassalluzzo, and Ms. Jamison agreed not to sell, transfer or otherwise dispose of any Nominee Shares within two years of their election or appointment as a director; provided, however, in the event that the Company enters into a business combination with a third party, each of Messrs. Fogarty, Nardelli, Siegel, and Vassalluzzo, and Ms. Jamison may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.

Mr. Siegel is a consultant to Starboard Value LP and introduced the principals of Starboard Value LP to Mr. Vassalluzzo. After discussions and in view of Mr. Vassalluzzo’s unique skill set and extensive knowledge of the industry, Starboard Value LP determined to retain Mr. Vassalluzzo as an advisor in connection with its investment in the Company. Separately, following the filing of a Schedule 13D by Starboard and certain of its affiliates in connection with their investment in the Company, Starboard Value LP was approached by Mr. Nardelli, manager of XLR-8, LLC.  After discussions and in view of Mr. Nardelli’s unique skill set and extensive knowledge of the industry, Starboard Value LP determined to retain Mr. Nardelli as an advisor in connection with its investment in the Company.

On November 26, 2012, Starboard Value LP entered into advisor agreements with each of Mr. Vassalluzo and Mr. Nardelli (together, the “Advisor Agreements”). Pursuant to the Advisor Agreements and in consideration for the performance of certain consulting and advisory services by each of Messrs. Vassalluzo and Nardelli, Starboard Value LP agreed to pay each of Messrs. Vassalluzo and Nardelli an upfront fee equal to $40,000 in cash. Each of Messrs. Vassalluzo and Nardelli agreed to use the after-tax proceeds from such compensation, or an equivalent amount of other funds, to acquire securities of the Company, no later than twenty-eight (28) business days after receipt of such compensation, except in certain limited circumstances.

Each Nominee presently is, and if elected as a director of the Company would be, an “independent director” within the meaning of (i) applicable NYSE listing standards applicable to board composition, including Rule 5605(a)(2) and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

The Election Proposal to elect the Nominees is conditioned, in part, upon the effectiveness of the Removal Proposal.  If none of the members of (or appointees to) the Board are removed pursuant to the Removal Proposal, none of the Nominees can be elected pursuant to the Election Proposal.  Furthermore, in the event that the BC Partners Designee is removed pursuant to the Removal Proposal, then the Election Proposal will also be conditioned, in part, upon the effectiveness of both the Board Size Bylaw Proposal and the Board Size Proposal.  If fewer than four directors are removed pursuant to the Removal Proposal, and there are more Nominees receiving the requisite number of consents for their election than there are vacancies existing after the Removal Proposal, then Starboard intends to fill the vacancies in the following order: _________, __________, __________ and _________.

Other than as stated herein, there are no arrangements or understandings between the Nominees and Starboard or any other person or persons in connection with the Solicitation.  Except as otherwise set forth herein, none of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.  We may modify the number and/or identity of the Nominees if we deem such modification advisable in light of the Company’s actions, subject to applicable law.

Although we have no reason to believe that any of the Nominees will be unable or unwilling to serve as directors, if any of the Nominees is not available for election, Starboard may designate such other nominee or nominees to be elected to the Board.  Each of the Nominees has agreed to be named in this Consent Statement and to serve as a director of the Company, if elected.

The WHITE consent card delivered with this Consent Statement provides each stockholder with the opportunity to approve the Election Proposal in part by designating the names of any of the Nominees whom such stockholder does not want elected to the Board.

STARBOARD URGES YOU TO CONSENT TO THE ELECTION OF ALL FOUR OF THE STARBOARD NOMINEES.

CONSENT PROCEDURES

Section 228 of the DGCL provides that, absent a contrary provision in a Delaware corporation’s certificate of incorporation, any action that is required or permitted to be taken at a meeting of the corporation’s stockholders may be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and such consents are properly delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.  Office Depot’s Restated Certificate of Incorporation does not contain any such contrary provision.

Section 141(k) of the DGCL provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the corporation’s directors, subject to exceptions if the corporation has a classified board or cumulative voting in the election of its directors. The Company does not have a classified board or cumulative voting in the election of its directors. The Bylaws provide that the Board, or any individual director, may be removed from office, with or without cause, and a new director or directors elected by a vote of stockholders holding a majority of the outstanding shares entitled to vote at an election of Directors.

The Bylaws provide that, in order that Office Depot may determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board and not be more than 10 days after the date on which the resolution fixing the record date is adopted by the Board of Directors.  If Office Depot does not fix a record date, then the record date shall be the day on which the first written consent is delivered to Office Depot.

For the Proposals to be effective, properly completed and unrevoked written consents must be delivered to Office Depot within 60 days of the earliest dated written consent delivered to Office Depot.  Starboard V&O Fund delivered a signed written consent to Office Depot on ____________ ___, 2013.  Consequently, Starboard will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the outstanding voting securities as of the close of business on the Record Date no later than ____________ ___, 2013. Nevertheless, we intend to set ____________ ___, 2013 as the goal for submission of written consents. WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT. Starboard reserves the right to submit to Office Depot consents at any time within 60 days of the earliest dated written consent delivered to Office Depot.

If the Proposals become effective as a result of this consent solicitation by less than unanimous written consent, prompt notice of the Proposals will be given under Section 228(e) of the DGCL to stockholders who have not executed written consents. All stockholders will be notified as promptly as possible by press release of the results of the solicitation.

Revocation of Written Consents

An executed consent card may be revoked at any time by delivering a written consent revocation before the time that the action authorized by the executed consent becomes effective. Revocations may only be made by the record holder that granted such consent. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated WHITE consent card that is properly executed will constitute a revocation of any earlier consent. The revocation may be delivered either to Starboard, in care of Okapi Partners, or to the principal executive offices of Office Depot. Although a revocation is effective if delivered to Office Depot, Starboard requests that either the original or photostatic copies of all revocations of consents be mailed or delivered to Starboard, c/o Okapi Partners LLC, 437 Madison Avenue, 28th Floor, New York, NY 10022, so that Starboard will be aware of all revocations and can more accurately determine if and when sufficient unrevoked consents to the actions described in this Consent Statement have been received.

Procedural Instructions

You may consent to any of the proposals on the enclosed WHITE consent card by marking the “CONSENT” box and signing, dating and returning the WHITE consent card in the envelope provided. You may also withhold your consent with respect to any of the proposals on the enclosed WHITE consent card by marking the “WITHHOLD CONSENT” box, and signing, dating and returning the WHITE consent card in the envelope provided. You may abstain from consenting to any of the proposals on the enclosed WHITE consent card by marking the “ABSTAIN” box and signing, dating and returning the WHITE consent card in the envelope provided.

If you sign, date and return the WHITE consent card, but give no direction with respect to certain of the proposals, you will be deemed to consent to any such proposal.

Please note that in addition to signing the enclosed WHITE consent card, you must also date it to ensure its validity.

STARBOARD URGES YOU TO CONSENT TO ALL THE PROPOSALS ON THE ENCLOSED WHITE CONSENT CARD.

SOLICITATION OF CONSENTS

The solicitation of consents pursuant to this consent solicitation is being made by Starboard.  Consents may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Starboard has entered into an agreement with Okapi Partners for solicitation and advisory services in connection with this solicitation, for which Okapi Partners will receive a fee not to exceed $_____, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Okapi Partners will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Starboard has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  Starboard will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Okapi Partners will employ approximately 25 persons to solicit Office Depot stockholders as part of this solicitation.

The entire expense of this consent solicitation is being borne by Starboard. Costs of this consent solicitation are currently estimated to be approximately $___.  Starboard estimates that through the date hereof its expenses in connection with this consent solicitation are approximately $__.

[Starboard intends to seek reimbursement from Office Depot of all expenses it incurs in connection with the Solicitation.  Starboard does not intend to submit the question of such reimbursement to a vote of security holders of the Company.]

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC.  During the Company’s previous fiscal year, the Starboard Group believes that all members of the Starboard Group complied with all Section 16(a) filing requirements.

ADDITIONAL PARTICIPANT INFORMATION

The Nominees and Starboard, T-S Capital and Robert Telles are participants in this solicitation.  The principal business of Starboard V&O Fund, a Cayman Islands exempted company, is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance stockholder value.  Starboard LLC, a Delaware limited liability company, has been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund and of certain managed accounts (the “Starboard Value LP Accounts”) and is the manager of Starboard LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Messrs. Smith, Feld and Mitchell serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal business of T-S Capital is serving as an investment partnership.  The principal occupation of Mr. Telles is as a corporate attorney and managing member of T-S Capital.

The address of the principal office of each of Starboard LLC, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Feld and Mitchell is 830 Third Avenue, 3rd Floor, New York, New York 10022.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The principal business address of each of T-S Capital and Mr. Telles is 1350 Treat Boulevard, Suite 400, Walnut Creek, California 94597.

As of the date hereof, Starboard V&O Fund owned directly 12,711,135 shares of Common Stock.  As of the date hereof, Starboard LLC owned directly 1,154,496 shares of Common Stock.  As of the date hereof, Starboard Value LP beneficially owned 42,100,000 shares of Common Stock, consisting of shares of Common Stock beneficially owned by Starboard V&O Fund and Starboard LLC and 26,559,484 shares of Common Stock held in the Starboard Value LP Accounts.  Each of Starboard Value GP, as the general partner of Starboard Value LP, Principal Co, as a member of Starboard Value GP, Principal GP, as the general partner of Principal Co, and Messrs. Smith, Feld and Mitchell, each as a member of Principal GP and as a member of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed to be the beneficial owner of the aggregate of 42,100,000 shares of Common Stock owned directly by Starboard V&O Fund and Starboard LLC and held in the Starboard Value LP Accounts.  As of the date hereof, T-S Capital owned directly 100,000 shares of Common Stock.  Mr. Telles as a managing member of T-S Capital may be deemed to beneficially own the 100,000 shares of Common Stock owned by T-S Capital.

Each participant in this solicitation, as a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to beneficially own the 42,284,089 shares of Common Stock owned in the aggregate by all of the participants in this solicitation.  Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he or it does not directly own.  For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

The shares of Common Stock purchased by each of Starboard V&O Fund, Starboard LLC, through the Starboard Value LP Accounts and by T-S Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Except as set forth in this Consent Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on in the consent solicitation.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

STOCKHOLDER PROPOSALS FOR THE NEXT ANNUAL MEETING

Proposals of stockholders intended to be presented at the next annual meeting of stockholders of the Company must, in order to be included in the Company’s proxy statement and the form of proxy for the annual meeting, be mailed by certified mail return receipt requested to the Company’s Corporate Secretary at Office Depot, Inc., 6600 North Military Trail, Boca Raton, Florida 33496 and must be received by the Company’s Corporate Secretary no later than 30 days before the Company begins to print and send its proxy materials for the next annual meeting.

Under the Bylaws, any stockholder intending to present any proposal (other than a proposal made by, or at the direction of, the Board) at an annual meeting, must give written notice of that proposal to the Company’s Corporate Secretary not less than 90 days nor more than 120 days prior to the anniversary date of the preceding year’s annual meeting and must contain specified information concerning the matters to be brought before such meeting and concerning the stockholder proposing such matters. If the date of the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from the anniversary date of the preceding year’s annual meeting, notice must be received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if the first public announcement of the meeting is made less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made.

The Company amended its Bylaws on February 22, 2013 to provide that for Office Depot’s annual meeting of stockholders to be held during calendar year 2013, to be timely, a stockholder’s notice of nominations must be delivered to the Secretary at the principal executive offices of the Company not later than 5:00 p.m. (Eastern time) on the tenth day following the day on which public announcement of the date of such meeting is first made by the Company.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the next annual meeting of stockholders of the Company is based on information contained in the Company’s public filings.  The incorporation of this information in this Consent Statement should not be construed as an admission by Starboard that such procedures are legal, valid or binding.

SPECIAL INSTRUCTIONS

If you were a record holder of shares of Common Stock as of the close of business on the Record Date for this consent solicitation, you may elect to consent to, withhold consent to or abstain with respect to each Proposal by marking the “CONSENT,” “WITHHOLD CONSENT” or “ABSTAIN” box, as applicable, underneath each Proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the enclosed post-paid envelope.

IF A STOCKHOLDER EXECUTES AND DELIVERS A WHITE CONSENT CARD, BUT FAILS TO CHECK A BOX MARKED “CONSENT,” “WITHHOLD CONSENT” OR “ABSTAIN” FOR A PROPOSAL, THAT STOCKHOLDER WILL BE DEEMED TO HAVE CONSENTED TO THAT PROPOSAL, EXCEPT THAT THE STOCKHOLDER WILL NOT BE DEEMED TO CONSENT TO EITHER: 1) THE REMOVAL OF ANY DIRECTOR WHOSE NAME IS WRITTEN IN THE SPACE THE APPLICABLE INSTRUCTION TO THE REMOVAL PROPOSAL PROVIDES ON THE CARD OR 2) THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE THE APPLICABLE INSTRUCTION TO THE ELECTION PROPOSAL PROVIDES ON THE CARD.

YOUR CONSENT IS IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED WHITE CONSENT CARD AND RETURN IT IN THE ENCLOSED POST-PAID ENVELOPE PROMPTLY. YOU MUST DATE YOUR CONSENT IN ORDER FOR IT TO BE VALID. FAILURE TO SIGN, DATE AND RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can execute a consent with respect to those shares of Common Stock and only on receipt of specific instructions from you. Thus, you should contact the person responsible for your account and give instructions for the WHITE consent card to be signed representing your shares. You should confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Okapi Partners LLC at 437 Madison Avenue, 28th Floor, New York, NY 10022, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

If you have any questions or require any assistance in executing your consent, please call Okapi Partners at the numbers listed below.

If you have any questions, require assistance in voting your WHITE consent card, or need additional copies of Starboard’s consent materials,
please contact Okapi Partners at the phone numbers or email listed below.

OKAPI PARTNERS LLC 437 Madison Avenue, 28th Floor New York, N.Y. 10022 (212) 297-0720 Stockholders Call Toll-Free at: 877-869-0171 E-mail: info@okapipartners.com

INFORMATION CONCERNING THE COMPANY

The information concerning the Company contained in this Consent Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

__________, 2013

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

1,000	01/17/2012
(1,000)	01/17/2012
1,000	01/17/2012
(1,000)	01/31/2012
159,500	07/12/2012
159,500	07/12/2012
234,618	07/13/2012
243,882	07/16/2012
182,021	07/17/2012
120,008	07/18/2012
319,000	07/19/2012
319,000	07/19/2012
176,471	07/20/2012
638,000	07/20/2012
374,251	07/23/2012
104,249	07/24/2012
159,500	07/24/2012
159,500	07/24/2012
159,500	07/25/2012
478,500	07/25/2012
319,000	07/26/2012
159,500	07/26/2012
319,000	07/27/2012
159,500	07/30/2012
63,800	07/31/2012
95,700	07/31/2012
159,750	08/02/2012
159,750	08/07/2012
639,000	08/17/2012
159,750	08/29/2012
193,167	08/29/2012
413,883	08/29/2012
383,400	08/30/2012
447,300	08/30/2012
477,750	09/04/2012
775,484	09/04/2012
1,188,000	09/05/2012
67,500	09/05/2012
249,750	09/05/2012
249,750	09/05/2012
135,000	09/06/2012
9,450	09/11/2012
33,750	09/11/2012
13,500	09/11/2012
197,504	09/12/2012
364,703	09/12/2012
226,193	09/12/2012
253,639	09/13/2012
47,206	09/14/2012
168,750	09/14/2012
40,500	09/14/2012
16,470	10/09/2012
7,871	10/09/2012
77,376	10/09/2012
57,375	10/10/2012
139,961	10/10/2012
121,033	10/10/2012
20,250	10/10/2012
111,101	10/11/2012
1,269	10/11/2012

STARBOARD VALUE AND OPPORTUNITY S LLC

35,750	07/12/2012
35,750	07/12/2012
52,587	07/13/2012
54,663	07/16/2012
40,798	07/17/2012
26,898	07/18/2012
71,500	07/19/2012
71,500	07/19/2012
39,554	07/20/2012
143,000	07/20/2012
83,884	07/23/2012
23,366	07/24/2012
35,750	07/24/2012
35,750	07/24/2012
35,750	07/25/2012
107,250	07/25/2012
71,500	07/26/2012
35,750	07/26/2012
71,500	07/27/2012
35,750	07/30/2012
14,300	07/31/2012
21,450	07/31/2012
35,250	08/02/2012
35,250	08/07/2012
141,000	08/17/2012
35,250	08/29/2012
42,624	08/29/2012
91,326	08/29/2012
84,600	08/30/2012
98,700	08/30/2012
105,750	09/04/2012
171,653	09/04/2012
264,000	09/05/2012
15,000	09/05/2012
55,500	09/05/2012
55,500	09/05/2012
30,000	09/06/2012
2,100	09/11/2012
7,500	09/11/2012
3,000	09/11/2012
43,890	09/12/2012
81,045	09/12/2012
50,265	09/12/2012
56,364	09/13/2012
10,490	09/14/2012
37,500	09/14/2012
9,000	09/14/2012
3,660	10/09/2012
1,749	10/09/2012
17,195	10/09/2012
12,750	10/10/2012
31,103	10/10/2012
26,896	10/10/2012
4,500	10/10/2012
24,689	10/11/2012
282	10/11/2012

STARBOARD VALUE LP
(THROUGH THE STARBOARD VALUE MANAGED ACCOUNT)

54,750	07/12/2012
54,750	07/12/2012
80,535	07/13/2012
83,715	07/16/2012
62,481	07/17/2012
41,194	07/18/2012
109,500	07/19/2012
109,500	07/19/2012
60,575	07/20/2012
219,000	07/20/2012
128,465	07/23/2012
35,785	07/24/2012
54,750	07/24/2012
54,750	07/24/2012
54,750	07/25/2012
164,250	07/25/2012
109,500	07/26/2012
54,750	07/26/2012
109,500	07/27/2012
54,750	07/30/2012
21,900	07/31/2012
32,850	07/31/2012
55,000	08/02/2012
55,000	08/07/2012
220,000	08/17/2012
55,000	08/29/2012
66,505	08/29/2012
142,495	08/29/2012
132,000	08/30/2012
154,000	08/30/2012
166,500	09/04/2012
270,263	09/04/2012
2,173,600	09/05/2012
456,950	09/05/2012
456,950	09/05/2012
123,500	09/05/2012
3,792,800	09/05/2012
797,350	09/05/2012
797,350	09/05/2012
215,500	09/05/2012
431,200	09/05/2012
24,500	09/05/2012
90,650	09/05/2012
90,650	09/05/2012
950,400	09/05/2012
54,000	09/05/2012
199,800	09/05/2012
199,800	09/05/2012
247,000	09/06/2012
431,000	09/06/2012
49,000	09/06/2012
108,000	09/06/2012
17,290	09/11/2012
61,750	09/11/2012
24,700	09/11/2012
30,170	09/11/2012
107,750	09/11/2012
43,100	09/11/2012
3,430	09/11/2012
12,250	09/11/2012
4,900	09/11/2012
7,560	09/11/2012
27,000	09/11/2012
10,800	09/11/2012
361,360	09/12/2012
667,271	09/12/2012
413,849	09/12/2012
630,552	09/12/2012
1,164,347	09/12/2012
722,142	09/12/2012
71,687	09/12/2012
132,374	09/12/2012
82,100	09/12/2012
158,004	09/12/2012
291,760	09/12/2012
180,954	09/12/2012
464,066	09/13/2012
809,768	09/13/2012
92,062	09/13/2012
202,911	09/13/2012
86,369	09/14/2012
308,750	09/14/2012
74,100	09/14/2012
150,708	09/14/2012
538,750	09/14/2012
129,300	09/14/2012
17,134	09/14/2012
61,250	09/14/2012
14,700	09/14/2012
37,764	09/14/2012
135,000	09/14/2012
32,400	09/14/2012
30,134	10/09/2012
14,400	10/09/2012
141,570	10/09/2012
52,582	10/09/2012
25,127	10/09/2012
247,031	10/09/2012
5,978	10/09/2012
2,857	10/09/2012
28,085	10/09/2012
13,176	10/09/2012
6,296	10/09/2012
61,901	10/09/2012
104,975	10/10/2012
256,078	10/10/2012
221,445	10/10/2012
37,050	10/10/2012
183,175	10/10/2012
446,840	10/10/2012
386,410	10/10/2012
64,650	10/10/2012
20,825	10/10/2012
50,801	10/10/2012
43,931	10/10/2012
7,350	10/10/2012
45,900	10/10/2012
111,969	10/10/2012
96,827	10/10/2012
16,200	10/10/2012
203,273	10/11/2012
2,322	10/11/2012
354,699	10/11/2012
4,051	10/11/2012
40,325	10/11/2012
461	10/11/2012
88,880	10/11/2012
1,015	10/11/2012

JAMES P. FOGARTY

10,000	05/18/2011
10,000	06/06/2011
1,500	08/03/2011
11,000	08/04/2011
18,500	08/09/2011
20,000	09/22/2011
(21,000)	03/26/2012
(50,000)	11/30/2012

ROBERT L. NARDELLI

16,000	11/26/2012
50,000	11/26/2012
2,389	03/21/2013

T-S CAPITAL PARTNERS, LLC

1,000	04/11/2011
5,000	04/13/2011
7,5000	04/13/2011
7,500	04/13/2011
9,000	04/13/2011
10,000	04/13/2011
10,000	04/13/2011
10,000	04/13/2011
12,500	04/13/2011
3,000	06/29/2011
9,500	06/29/2011
15,000	06/29/2011

DAVID N. SIEGEL

1,250	03/22/2013

JOSEPH S. VASSALLUZZO

12,000	12/02/2012
2,450	03/21/2013

SCHEDULE II

SCHEDULE III

PROPOSED AMENDMENT OF BYLAWS TO GIVE STOCKHOLDERS THE ABILITY TO FILL ANY VACANCIES ON THE BOARD OF DIRECTORS
OF THE COMPANY RESULTING FROM THE REMOVAL OF DIRECTORS BY THE STOCKHOLDERS

Article III, Section 4 of the Amended and Restated Bylaws of Office Depot, Inc. is hereby amended and restated to read as follows:

“Section 4. Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Each director so chosen shall hold office until the next annual meeting of stockholders or until a successor is duly elected and qualified or until his or her earlier resignation or removal as herein provided. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Each director chosen by any class or classes of stock or series thereof shall hold office until the next election of the class for which such directors have been chosen and until their successors shall be elected and qualified. Stockholders shall have the ability to fill any vacancies resulting from the removal of any director(s) by the stockholders.”

SCHEDULE IV

PROPOSED AMENDMENT OF BYLAWS TO GIVE STOCKHOLDERS THE ABILITY TO ESTABLISH FROM TIME TO TIME THE NUMBER OF DIRECTORS WHICH SHALL CONSTITUTE THE BOARD OF DIRECTORS

Article III, Section 2 of the Amended and Restated Bylaws of Office Depot, Inc. is hereby amended and restated to read as follows:

“Section 2. Number, Election and Term of Office. The number of directors which shall constitute the entire Board of Directors may be established by the stockholders or by a vote of a majority of the entire Board of Directors; provided, however, that the number of Directors shall not be reduced so as to shorten the term of any Director at the time in office except with respect to directors elected by the holders of one or more outstanding series of preferred stock of the corporation upon the expiration of a default period in the payment of dividends to preferred stockholders. The Board of Directors shall be elected at the annual meeting of the stockholders and each director elected shall hold office until the next annual meeting of stockholders or until a successor is duly elected and qualified or until his or her earlier resignation or removal as hereinafter provided.”

PRELIMINARY COPY - SUBJECT TO COMPLETION, DATED MAY 17, 2013

WHITE CONSENT CARD

CONSENT OF STOCKHOLDERS OF OFFICE DEPOT, INC. TO ACTION WITHOUT A MEETING:

THIS CONSENT IS SOLICITED BY STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD, STARBOARD VALUE AND OPPORTUNITY S LLC, STARBOARD VALUE LP, STARBOARD VALUE GP LLC, STARBOARD PRINCIPAL CO LP, STARBOARD PRINCIPAL CO GP LLC, JEFFREY C. SMITH, MARK R. MITCHELL, PETER A. FELD, T-S CAPITAL PARTNERS, LLC, ROBERT TELLES, JAMES P. FOGARTY, CYNTHIA JAMISON, ROBERT NARDELLI, DAVID SIEGEL, JOSEPH VASSALLUZZO (COLLECTIVELY, THE “STARBOARD GROUP”)

C   O   N   S   E   N   T
Unless otherwise indicated below, the undersigned, a stockholder of record of Office Depot, Inc. (the “Company”) on _________ __, 2013 (the “Record Date”), hereby consents pursuant to Section 228(a) of the Delaware General Corporation Law with respect to all shares of common stock, $0.01 par value per share of Office Depot, Inc. (the “Shares”) held by the undersigned to the taking of the following actions without a meeting of the stockholders of the Company:

IF NO BOX IS MARKED FOR A PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY CURRENT DIRECTOR OR TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED. THE STARBOARD GROUP RECOMMENDS THAT YOU CONSENT TO PROPOSALS 1-6.

1.
Repeal any provision of the Amended and Restated Bylaws of Office Depot (“the Bylaws”) in effect at the time this proposal becomes effective, including any amendments thereto, which were not included in the Bylaws that became effective on February 22, 2013 and were filed with the Securities and Exchange Commission on that date.

___	CONSENT	___	WITHHOLD CONSENT	___	ABSTAIN

2.
The removal without cause of __________, __________,_________, _________, and any person (other than those elected by the consent solicitation of Starboard) elected or appointed to the Board of Directors of the Company to fill any vacancy on the Board of Directors of the Company or any newly-created directorships after ________ __, 2013 and prior to the effective date of these Proposals.

___	CONSENT	___	WITHHOLD CONSENT	___	ABSTAIN

INSTRUCTION: TO CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM CONSENTING TO THE REMOVAL OF ALL THE PERSONS NAMED IN PROPOSAL NO. 2, CHECK THE APPROPRIATE BOX ABOVE.  IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL NO. 2, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH REMOVED IN THE SPACE PROVIDED BELOW.

3.
Amend Article III, Section 4 of the Bylaws, as set forth on Schedule III to this Consent Statement, to provide that any vacancies on the Board resulting from the removal of directors by the stockholders of Office Depot shall be filled exclusively by the stockholders of the Company.

___	CONSENT	___	WITHHOLD CONSENT	___	ABSTAIN

4.
Amend Article III, Section 2 of the Bylaws, as set forth on Schedule IV to this Consent Statement, to provide that the number of directors which shall constitute the Board may be established by the stockholders of the Company.

___	CONSENT	___	WITHHOLD CONSENT	___	ABSTAIN

5.	In the event that the BC Partners director is removed pursuant to Proposal No. 2, increase the size of the Board to eleven members.

___	CONSENT	___	WITHHOLD CONSENT	___	ABSTAIN

6.
Elect Starboard’s four nominees, __________, __________,_________, and _________, to serve as directors of Office Depot (or, if any such nominee is unable or unwilling to serve as a director of the Company, any other person designated as a nominee by the remaining nominee or nominees).

___	CONSENT	___	WITHHOLD CONSENT	___	ABSTAIN

___________________________________________________________________________

INSTRUCTION: TO CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM CONSENTING TO THE ELECTION OF ALL THE PERSONS NAMED IN PROPOSAL NO. 4, CHECK THE APPROPRIATE BOX ABOVE.  IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL NO. 4, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE SPACE PROVIDED BELOW.

Proposal 1, Proposal 2, Proposal 3 and Proposal 4 are not subject to, or conditioned upon, the effectiveness of the other Proposals. Proposal 5 is conditioned upon the BC Partners director being removed pursuant to Proposal 2.  Proposal 6 is conditioned, in part, upon the effectiveness of Proposal 2, Proposal 4 and Proposal 5. If none of the then existing members of (or appointees to) the Office Depot Board are removed in Proposal 2, and there are no vacancies to fill, none of the Nominees can be elected pursuant to Proposal 4. If there are more nominees receiving a plurality of consents than there are vacancies existing after the Removal Proposal, then Starboard intends to fill the vacancies in the following order: __________, __________,__________ and _________.  Furthermore, if all of the directors are removed pursuant to Proposal 2, but either of Proposals 4 or 5 are not approved, then stockholders will only be able to elect three Nominees pursuant to Proposal 6.

IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.

Date:

Signature of Stockholder

Signature (if held jointly)

Name and Title of Representative (if applicable)

IMPORTANT NOTE TO STOCKHOLDERS:

Please sign exactly as name appears hereon.  If the shares are held by joint tenants or as community property, both should sign.  When signing as executor, administrator, trustee, guardian, or other representative, please give full title.  If a corporation, please sign in full corporate name by a duly authorized officer.  If a partnership, please sign in partnership name by an authorized person.

THIS SOLICITATION IS BEING MADE BY THE STARBOARD GROUP AND NOT ON BEHALF OF THE COMPANY.

PLEASE SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.